Exhibit 99.1

Itaú Corpbanca Investor Relations

Itaú Corpbanca Announces Third Quarter 2018 Management Discussion & Analysis Report

Santiago, Chile, October 31, 2018. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the third quarter ended September 30, 2018.

The financial information included in the MD&A Report is based in our managerial model that we adjust for non-recurring events, for the amortization of intangibles arising from business combination, and for the tax effect of the hedge of our investment in Colombia. At the same time, we adjust the Managerial Income Statement with additional reclassifications of P&L lines in order to provide a better understanding of our performance.

For more information, please refer to the following link:

http://www.capitallink.com/press/2018_Q3_Earnings_Release.pdf

On Monday, November 5, 2018, at 11:00 A.M. Santiago time (10:00 AM ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Financial Officer, and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Itaú Corpbanca “ to the operator.

A telephonic replay of the conference call will be available Monday, November 12, 2018, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 2339939#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:

http://itaucorp.irwebpage.com/webcast_2018-3Q.html

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Madrid. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Corpbanca Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of August 31, 2018, according to the Chilean Superintendency of Banks, Itaú Corpbanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.4% market share.

As of the same date, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and also the seventh largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of August 31, 2018, its market share by loans reached 4.7%.

Investor Relations — Itaú Corpbanca

+56 (2) 2660-1701 / IR@corpbanca.cl

Management Discussion 3Q18 & Analysis itau.c l/inve sto r-relati o ns

Contents Management Discussion & Analysis Page 5 7 Executive Summary Income Statement and Balance Sheet Analysis 15 Managerial results - Breakdown by country 17 Managerial results - Breakdown for Chile 19 Managerial results - Breakdown for Colombia 29 Balance Sheet 39 Solvency Ratios 44 45 Additional Information

This report is based on Itaú CorpBanca reviewed financial statements for 3Q’18, 2Q’18 and 3Q’17 prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of September 30, 2018 of Ch$657.11 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the SBIF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF). Certain figures included in this Quarterly Report as of for the three months ended September 30, 2018 and 2017, for the three months ended June 30, 2018 and as of September 30, 2018 and 2017 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. 4

Management Discussion Analysis & Management Discussion & Analysis

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Management Discussion & Analysis Executive Summary Itaú Corpbanca Financial Information The financial information included in this Management Discussion & Analysis Report (“MD&A Report”) is based in our managerial model that we adjust for non-recurring events, for the amortization of intangibles arising from business combination, and for the tax effect of the hedge of our investment in Colombia. At the same time, we adjust the Managerial Income Statement with additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9 and 10 of this report for further details. Financial Highlights We present below selected managerial financial information and operating information of Itaú Corpbanca for the three months ended September 30, 2018 and 2017, for the three months ended June 30, 2018 and as of September 30, 2018 and 2017. Notes: (1) Net Operating Profit before credit & counterparty losses = Net interest income + Commissions and Fees + Net total financial t ransactions + Other Operating Income, net. (2) Annualized figures when appropriate. (3) Average total tangible adjusted assets excluding goodwill and intangibles from business combination. (4) Tangible Equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 40 of this report. (5) The total of employees of Chile includes headcount of our New York branch and since 1Q’18 also from our RepOffices in Lima and Madrid; and employees of Colombia includes headcount of Itaú (Panamá). Itaú CorpBanca 7 In Ch$ million (except where indicated), end of period 3Q18 2Q183Q17 9M18 9M17 Results Recurring Net Income Net Operating Profit before credit & counterparty losses 1 Net Interest Income 50,738 273,749 208,098 64,9243,221 278,447252,607 215,334181,911 165,812 820,006 620,499 79,078 760,985 549,878 Performance Recurring Return on Tangible Avg. Adjusted assets (RoTAA) 2 3 Recurring Return on Tangible Avg. Equity (RoTAE) 2 4 Risk Index (Loan loss allowances / Total loans ) Non-performing Loans Ratio 90 days overdue (NPL) - Total Non-performing Loans Ratio 90 days overdue (NPL) - Chile Non-performing Loans Ratio 90 days overdue (NPL) - Colombia Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total Efficiency Ratio (Operating expenses / Operating revenues) Risk-Adjusted Efficiency Ratio (RAER) 0.7% 10.5% 3.1% 2.2% 1.9% 3.2% 141.0% 57.9% 76.0% 0.9%0.0% 13.7%0.7% 3.2%3.0% 2.3%2.0% 2.1%1.9% 2.9%2.4% 140.2%151.1% 54.0%63.1% 74.8%100.6% 0.7% 10.5% 3.1% 2.2% 1.9% 3.2% 141.0% 56.4% 76.8% 0.0% 0.7% 3.0% 2.0% 1.9% 2.4% 151.1% 60.5% 90.1% Balance Sheet Total Assets Gross Total Credit Portfolio Total Deposits Loan Portfolio/Total Deposits Equity shareholders Tangible Equity Shareholders 4 29,074,941 21,159,400 14,559,839 145.3% 3,299,624 1,948,860 29,330,83829,137,386 21,135,75920,819,052 14,037,19214,243,523 150.6%146.2% 3,270,5593,227,713 1,910,7261,853,996 Other Total Number of Employees 5 Chile Colombia Branches Chile Colombia ATM – Automated Teller Machines Chile Colombia 9,278 5,780 3,498 362 200 162 637 464 173 9,3559,662 5,8225,974 3,5333,688 363380 200209 163171 640642 466466 174176

Management Discussion & Analysis Executive Summary Notes: (6) BIS Ratio= Regulatory capital / RWA, according to SBIF BIS I definitions. (7) End of each period. Itaú CorpBanca 8 In Ch$ million (except where indicated), end of period 3Q18 2Q183Q17 9M18 9M17 Highlights Total Shares Outstanding (Thousands) Book Value per share (Ch$) Diluted Recurring Earnings per share (Ch$) Accounting Diluted Earnings per share (Ch$) Diluted Recurring Earnings per ADR (US$) Accounting Diluted Earnings per ADR (US$) Dividend (Ch$ million) Dividend per share (Ch$) Gross Dividend per ADS (US$) Market capitalization (Ch$ billion) Market capitalization (US$ billion) Solvency Ratio - BIS Ratio 6 Shareholders' equity / Total assets Shareholders' equity / Total liabilities 512,406,760 6.439 0.099 0.084 0.226 0.191 n.a. n.a. n.a. 3,471.0 5.3 14.4% 11.3% 12.9% 512,406,760512,406,760 6.3836.299 0.1270.006 0.113(0.008) 0.2910.015 0.260 (0.018) n.a. n.a. n.a. n.a. n.a. n.a. 3,272.23,086.7 5.04.8 14.3%14.4% 11.2%11.1% 12.7%12.6% 512,406,760 6.439 0.099 0.084 0.226 0.191 22,979 0.0448 0.1110 3,471.0 5.3 14.4% 11.3% 12.9% 512,406,760 6.299 0.006 (0.008) 0.015 (0.018) 618 0.0012 0.0027 3,086.7 4.8 14.4% 11.1% 12.6% Indicators Ch$ exchange rate for US$1.0 COP exchange rate for Ch$1.0 Monetary Policy Interest Rate - Chile 7 Monetary Policy Interest Rate - Colombia 7 Quarterly UF variation - Chile Quarterly CPI variation - Chile Quarterly CPI variation - Colombia 657.11 0.2218 2.5% 4.3% 0.7% 0.9% 0.2% 653.02639.14 0.22320.2176 2.5%2.5% 4.3%5.3% 0.7%-0.0% 0.7%0.3% 0.9%0.1% 657.11 0.2218 2.5% 4.3% 2.1% 2.3% 2.6% 639.14 0.2176 2.5% 5.3% 1.2% 1.4% 3.5%

Management Discussion & Analysis Executive Summary Net Income and Recurring Net Income Our recurring net income attributable to shareholders totaled Ch$50,738 million in the third quarter of 2018 from an accounting net income of Ch$42,894 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below: Non-Recurring Events Events that we have considered non -recurring and at the same time not part of our business since 2015 (before and after Merger) are the following: (a) (b) Restructuring costs: One-time integration costs. Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and CorpBanca, such as investment banks, legal advisors, auditors and other related expenses. Regulatory / merger effects on loan loss provisions: Effects of one-time provisions for loan losses due to new regulatory criteria in 2016 and additional provisions for overlapping customers between Itaú Chile and CorpBanca. SBIF fine: Fine imposed by the SBIF which, as instructed by the regulator, was accounted for as an expense impacting 2015 Net Income and once the Supreme Court ruled in our favor we proceeded to reverse such expense impacting 2017 Net Income. Loan loss provisions adjustments: Reversal of additional loan loss provisions to the regulatory minimum and provisions accounted through Price Purchase Allocation against Goodwill. Amortization of Intangibles generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships. Accounting adjustments: Adjustments relating to development of new internal accounting estimates. Sale / Revaluation of investments in companies: Refers to: (i) the sale of the participation in Cifin S.A. in 2015; (ii) the revaluation of our stake in Credi-banco after it was converted into a joint-stock company in 2016, both in Colombia; and (iii) the fiscal effect of the sale of SMU Corp in 2017. (c) (d) (e) (f) (g) (h) Itaú CorpBanca 9 In Ch$ million 3Q18 2Q183Q17 9M18 9M17 Net Income Attributable to Shareholders (Accounting) (+) Pro Forma Consolidation Effects Pro Forma Net Income Attributable to Shareholders Non-Recurring Events (a) Restructuring Costs (b) Transaction Costs (c) Regulatory / merger effects on loan loss provisions (d) SBIF fine (e) Loan loss provisions adjustments (f) Amortization of intangibles generated through business combinations (g) Accounting Adjustments (h) Sale / revaluation of investments in companies Tax Effects 42,894 42,894 7,844 2,532 8,646 (3,334) 57,937(3,956) 57,937(3,956) 6,9877,177 1,664 1,376 8,6268,569 (3,014)(3,056) 143,591 143,591 22,221 588 5,347 25,782 (9,496) 85,065 85,065 (5,987) 3,923 (21,765) 25,950 (2,267) (3,145) (8,683) Recurring Net Income Attributable to Shareholders (Managerial) 50,738 64,9243,221 165,812 79,078

Management Discussion & Analysis Executive Summary Managerial Income Statement For the managerial results, we adjust for non -recurring events (as detailed on the previous page) and for the tax effect of the hedge of our investment in Colombia –originally accounted for as income tax expense on our Net Income and subsequently reclassified as a Net Financial t ransaction. For tax purposes, the Chilean Internal Revenue Service (“Servicio de Impuestos Internos” or SII) considers that our investment in Colombia is denominated in U.S. dollar, which based on the exchange rates of each of the disbursements (not current exchange rates) amounts to US$1,437. 51 million. As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility o f the exchange rate genera-tes an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. In the same context, since January 2018 management has decided to hedge its exposure to translation of the valuation of its investment in its New York branch (US$165.77 million) with derivatives, also to be ana lyzed along with income tax expenses. According to our strategy, we mitigate the foreign exchange translation risk of the capital invested abroad through financial instruments. As consolida-ted financial statements for Itaú Corpbanca use the Chilean peso as functional currency, foreign currencies are translated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income statement. In the third quarter of 2018, the Chilean peso depreciated 0.6% against the Colombian peso compared with an appreciation of 3 .2% in the previous quarter. Approximately 25% of our loan portfolio is denominated in Colombian peso. Together with the tax effect of hedge described above, we include other managerial reclassifications of P&L lines, in order t o provide a better un-derstanding of our performance and a better comparison basis, such as: (i) the adjustment of the fair value hedge positions; the reclassification of foreign exchange hedge positions of US dollars den ominated provi-sions; the inflation hedge results and term deposits interest rate hedge results; (ii) the reclassification of country -risk provisions; the provisions for assets received in lieu of payment; provisions and writ e-off of assets received in lieu of payment; and (iii) effects from rating upgrades or downgrades and collaterals valuation on the credit value adjustments (CVA) of derivatives. Our strategy for managing foreign exchange risk of capital invested abroad aims to mitigate, through financial instruments, t he effects of changes in the exchange rate and takes into account the impact of all tax effects. We present below the two relevant currencies variatio n to the Chilean peso: U.S. dollar Ch$ 657.11 +0.6% (3Q18/2Q18) +2.8% (3Q18/3Q17) -0.6% (3Q18/2Q18) +1.9% (3Q18/3Q17) Colombian peso Ch$ 0.2218 Itaú CorpBanca 10

Management Discussion & Analysis Executive Summary Accounting and Managerial Income Statements Reconciliation Accounting and Managerial Income Statements Reconciliation | 3rd Quarter of 2018 Events Reclassification Accounting and Managerial Income Statements Reconciliation | 2nd Quarter of 2018 Events Reclassification Itaú CorpBanca 11 In Ch$ million Accounting Non-recurringTax Effect of HedgeManagerial Managerial Net operating profit before credit & counterparty losses Net interest income Net fee and commission income Total financial transactions, net Other operating income, net Net provision for credit & counterparty risks Result from loan losses, net Provision for loan losses Recoveries off loan losses written-off as losses CVA (ratings and collaterals effects) Net operating profit Operating expenses Personnel expenses Administrative expenses Depreciation and amortization Impairments Operating income Income from investments in other companies Income before taxes Income tax expense Result from discontinued operations Net income Minority interests 314,744 215,334 43,415 71,291 (15,296) (67,253) (67,253) (80,635) 13,382 - 247,491 (160,644) (69,402) (70,134) (21,108) - 86,847 213 87,060 (28,756) - 58,304 (367) 1,376(28,357)(9,316) - - -(28,357)(16,749) 1,3767,433 -9,316 -1,335 -897 -438 -7,981 1,376(28,357)-10,224--- --10,224 - 11,599(28,357)-- 11,599(28,357)-(3,606)28,357 - 7,994--(1,006) 278,447 215,334 43,415 26,185 (6,487) (57,937) (65,918) (79,738) 13,820 7,981 220,510 (150,420) (69,402) (70,134) (10,884) - 70,089 213 70,302 (4,004) - 66,298 (1,373) Net Income Attributable to Shareholders 57,937 6,987--64,924 In Ch$ million Accounting Non-recurringTax Effect of HedgeManagerial Managerial Net operating profit before credit & counterparty losses Net interest income Net fee and commission income Total financial transactions, net Other operating income, net Net provision for credit & counterparty risks Result from loan losses, net Provision for loan losses Recoveries off loan losses written-off as losses CVA (ratings and collaterals effects) Net operating profit Operating expenses Personnel expenses Administrative expenses Depreciation and amortization Impairments Operating income Income from investments in other companies Income before taxes Income tax expense Result from discontinued operations Net income Minority interests 281,754 208,098 47,256 34,651 (8,251) (54,616) (54,616) (64,087) 9,471 - 227,138 (168,827) (77,229) (67,989) (23,609) - 58,311 55 58,366 (13,547) - 44,819 (1,925) 2,532(5,462)(5,076) - - -(5,462)(8,818) 2,5323,742 -5,076 -5,348 -4,298 -1,050 -(272) 2,532(5,462)-10,254--- --10,254 - 12,786(5,462)-- 12,786(5,462)-(3,929)5,462 - 8,857--(1,013) 273,749 208,098 47,256 20,372 (1,977) (49,540) (49,268) (59,789) 10,521 (272) 224,209 (158,573) (77,229) (67,989) (13,355) - 65,635 55 65,690 (12,014) - 53,676 (2,938) Net Income Attributable to Shareholders 42,894 7,844--50,738

Management Discussion & Analysis Executive Summary 3rd quarter of 2018 Income Statement We present below the managerial income statements with the adjustments described above: Itaú CorpBanca 12 In Ch$ million 3Q18 2Q18change3Q17change 9M18 9M17change Net operating profit before credit & counterparty losses Net interest income Net fee and commission income Net total financial transactions Other operating income, net Net provision for credit & counterparty risks Result from loan losses, net Provision for loan losses Recoveries of loans written-off as losses CVA (ratings and collaterals effects) Net operating profit Operating expenses Personnel expenses Administrative expenses Depreciation and amortization Impairments Operating income Income from investments in other companies Income before taxes Income tax expense Result from discontinued operations Net income Minority interests 273,749 208,098 47,256 20,372 (1,977) (49,540) (49,268) (59,789) 10,521 (272) 224,209 (158,573) (77,229) (67,989) (13,355) - 65,635 55 65,690 (12,014) - 53,676 (2,938) 278,447(4,698)-1.7%252,60721,1428.4% 215,334(7,236)-3.4%181,91126,18714.4% 43,4153,8418.8%45,1422,1144.7% 26,185(5,813)-22.2%26,683(6,312)-23.7% (6,487)4,510-69.5%(1,129)(848) 75.1% (57,937)8,397-14.5%(94,750) 45,210-47.7% (65,918)16,650-25.3%(85,974)36,707-42.7% (79,738)19,949-25.0%(94,185)34,397-36.5% 13,820(3,299)-23.9%8,2112,31028.1% 7,981(8,253)-(8,776)8,503-96.9% 220,5103,699 1.7% 157,857 66,35242.0% (150,420) (8,153) 5.4%(159,480)907 -0.6% (69,402)(7,827)11.3%(68,599)(8,630) 12.6% (70,134) 2,145 -3.1%(80,471) 12,482-15.5% (10,884)(2,471)22.7%(10,383)(2,972) 28.6% ---(27)27 -100.0% 70,089(4,454)-6.4%(1,623)67,258-213(158)-74.2%332266.7% 70,302(4,612)-6.6%(1,590)67,280-(4,004)(8,010)200.0%5,496(17,511)-------66,298(12,622) -19.0%3,90649,769 1274.0% (1,373) (1,564)113.9% (686)(2,252) 328.3% 820,006 620,499 136,457 70,906 (7,856) (166,999) (175,060) (208,250) 33,190 8,060 653,006 (462,403) (215,951) (212,277) (34,175) - 190,603 1,541 192,144 (20,781) - 171,363 (5,551) 760,98559,0207.8% 549,87870,62112.8% 131,6654,7923.6% 88,677 (17,771) -20.0% (9,234)1,378 -14.9% (224,661) 57,662 -25.7% (231,567)56,507 -24.4% (260,478)52,229 -20.1% 28,9114,27914.8% 6,9051,15516.7% 536,324 116,683 21.8% (460,699) (1,704) 0.4% (204,543) (11,408) 5.6% (225,508) 13,231-5.9% (30,621)(3,554)11.6% (27) 27 -100.0% 75,625114,978 152.0% 1,17436731.3% 76,799115,345 150.2% 4,338 (25,119)----81,137 90,226 111.2% (2,059)(3,492) 169.6% Net Income Attributable to Shareholders 50,738 64,924(14,186)-21.9%3,22147,517 1475.4% 165,812 79,07886,734 109.7%

Management Discussion & Analysis Executive Summary Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Recurring Net Income Ch$ 50.7 billion for the 3Q18 Highlights in the quarter:  Managerial Recurring Net Income The recurring net income for the third quarter of 2018 amounted to Ch$50,738 million, representing a decrease of Ch$14,186 million or 21.9% from the previous quarter and an increase of Ch$47,517 million from the same period of the previous year.  Net Interest Income The main highlight in the quarter when compared to the previous quarter was the Ch$7,236 million or 3.4% decrease in net interest income due to lower indexed yield and lower volume of interest-earning assets in the quarter.  Operating expenses The Ch$8,153 million or 5.4% increase in operating expenses driven by higher personnel expenses also contributed to the third quarter of 2018 decrease in the recurring net income.  Cost of Credit and Counterparty Risks Previous negative effects were partly offset by the Ch$8,397 million or 14.5% decrease in net provision for credit and counterparty risks in the quarter. This decrease is explained by the Ch$19,949 million decrease in provisions for loan losses offset by Ch$8,253 million lower positive CVA adjustments (ratings and collaterals effects) and Ch$3,299 million recoveries reduction.  Commissions and Fees Additionally, a Ch$3,215 million increase in financial advisory commissions and fees and credit and financial transaction fees contributed to mitigate the aforementioned negative impacts on net income in the quarter. Ch$ million Highlights in 3Q18 Return on Average Tangible Equity1 10.5 % Net Operating Profit Before Loan Losses Ch$ 273.7 billion Ch$ million The annualized recurring return on average tangible equity reached 10.5% in the third quarter of 2018, a 3.2 percentage points decrease and a 9.8 percenta-ge points increase when compared to the previous quarter and the third quarter of 2017, respectively. Average tangible shareholders’ equity totaled Ch$1,931.4 billion, a 2.2% increase compared to the previous quarter and a 4.3% increase compared to the third quarter of 2017. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combination reached 0.7% in the third quarter of 2018, 20 basis points decrease compared to the previous quarter and 70 basis points increase compared to the third quarter of 2017. (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. In the third quarter of 2018, net operating profit before loan losses —representing net interest income, net fee and commission income, net total financial transactions and other operating income, net — totaled Ch$273,749 million, a Ch$4,698 million or 1.7% decrease from the previous quarter and a Ch$21,142 million or 8.4% increase from the same period of the previous year. The main components of net operating profit before loan losses and other items of income statements are presented on page 14. Itaú CorpBanca 13 For further details by country see pages 19 and 29 For further details by country see page 40

Management Discussion & Analysis Executive Summary Net Interest Income Ch$ 208.1 billion Efficiency Ratio and Risk-Adjusted Efficiency Ratio 57.9 % The net interest income for the third quarter of 2018 totaled Ch$208,098 million, a decrease of Ch$7,236 million or 3.4% when compared to the previous quarter, mainly due to lower indexed yield and lower and volume of interest-earning assets in Chile and by lower interest yield and volume of interest earning assets in Colombia. In the third quarter of 2018, the efficiency ratio reached 57.9% a deterioration of 3.9 percentage points from the previous quarter explained by a 5.4% increase in operating expense and a 1.7% decrease in net operating profit before credit and counterparty losses. Compared to the third quarter of 2017 there was an improvement of 5.2 percentage points from the third quarter of 2017 due to lower administrative expenses and higher net operating profit before credit and counterparty losses. Our net interest margin reached 3.3% in the third quarter of 2018, a decrease of 16 basis points when compared to the previous quarter and an increase of 34 basis points when compared to the same period of the previous year. The decrease in the current quarter compared to the previous quarter is 16 basis points when excluding inflation-indexation effects. Our net interest margin ex-indexation reached 2.8% in the third quarter of 2018 compared to 3.0% in the second quarter of 2018 and to 2.8% in the third quarter of 2017, respectively. In the third quarter of 2018, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 76.0%, a deterioration of 1.2 percentage points from the previous quarter explained by higher operating expenses and lower net operating profit before credit and counterparty losses partly offset by lower provision for loan losses as described below. Net Commissions and Fees Ch$ 47.3 billion Net Provision for Credit & Counterparty Risks Ch$ 50.0 billion Ch$ million Ch$ million Commissions and fees increased 8.8% when compared to the previous quarter, mainly due to higher fees from financial advisory fees, and credit and financial transaction fees in Chile. Compared to the third quarter of 2017, these revenues increased 4.7%, mainly due to an increase in insurance brokerage and credit and financial transactions fees aligned with our consumer loans expansion in Chile, and asset management and brokerage fees, and financial advisory fees in Colombia. Provision for credit and counterparty risks net of recoveries of loans written-off decreased 14.5% from the previous quarter, totaling Ch$49,540 million in the third quarter of 2018. This improvement mainly due to a decrease in the provision for corporate clients both in Chile and Colombia. Compared to the third quarter of 2017, cost of credit decreased 47.7%, also explained by a decrease in the provision for commercial and mortgage loan losses. Itaú CorpBanca 14 For further details by country see pages 21 and 31 For further details by country see pages 24 and 34 For further details by country see pages 26 and 36 For further details by country see pages 19 and 29

Income Statement and Balance Analysis Sheet Management Discussion & Analysis

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Management Discussion & Analysis Income Statement Analysis Managerial Results | Breakdown by Country Highlight The financial results of Itaú CorpBanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results:  we have reclassified from Chile to Colombia the cost of derivative structures used to hedge the investment and its related tax effects,  as well as the amortization of intangible assets generated by the acquisition of Santander Colombia that were registered in Chile before the Merger. For more details on managerial information, please refer to pages 9, 10 and 11 of this report. In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 3Q’18, 2Q’18 and 3Q’17: dated dated 1 In nominal currency Itaú CorpBanca 17 Change Consoli-ChileColombia1 26,18714,26911,230 2,114 (232) 2,346 (6,312)1,187 (5,016) (848)(2,301)1,453 21,14212,92310,013 45,21041,6903,520 66,35254,61313,533 9071,465(558) 67,25856,07712,975 22184 67,28056,09512,979 (17,511)(11,703)(6,371) 49,76944,3926,608 (2,252)(28)(2,223) (1,231) 47,51744,3643,154 3Q17 Consoli-ChileColombia1 dated 181,911125,79457,199 45,14238,6376,505 26,68320,793 10,054 (1,129)38(1,167) 252,607185,26272,591 (94,750)(70,279)(24,471) 157,857 114,98348,120 (159,480)(110,648)(48,832) (1,623) 4,335 (712) 3333-(1,590)4,368(712) 5,4961,3732,786 3,9065,7402,074 (686)13(699) --(3,908) 3,2215,754(2,533) In Ch$ million 3Q18 Consoli-ChileColombia1 dated Net interest income Net fee and commission income Total financial transactions, net Other operating income, net Net operating profit before credit & counterparty losses Net provision for credit & counterparty risks Net operating profit Operating expenses Operating income Income from investments in other companies Income before taxes Income tax expense Net income 208,098140,06368,429 47,25638,4058,851 20,372 21,9805,038 (1,977)(2,263)286 273,749198,18582,604 (49,540)(28,589)(20,951) 224,209169,59561,653 (158,573)(109,184)(49,390) 65,63560,41212,263 55514 65,69060,46312,267 (12,014)(10,330)(3,585) 53,67650,1338,682 (-) Minority interest Colombia hedge positions cost Net Income Attributable to Shareholders (2,938)(15)(2,923) --(5,139) 50,73850,118620 Change Consoli-ChileColombia1 (7,236)(4,072)(3,378) 3,841 3,184657 (5,813)(2,146)1,987 4,5103,683827 (4,698)64993 8,397(2,590)10,987 3,699(1,941)11,080 (8,153)(8,172) 19 (4,454)(10,113)11,099 (158)(170)12 (4,612)(10,283)11,111 (8,010)(2,910)(6,569) (12,622)(13,193)4,542 (1,564)(33)(1,531) (3,971) (14,186)(13,226)(961) 2Q18 Consoli-ChileColombia1 dated 215,334144,13571,807 43,41535,2218,194 26,185 24,1263,051 (6,487)(5,946) (541) 278,447197,53682,511 (57,937)(25,999)(31,938) 220,510171,53750,573 (150,420) (101,012)(49,409) 70,08970,5251,164 213221(8) 70,30270,7461,156 (4,004)(7,421)2,984 66,29863,3254,140 (1,373)18(1,391) --(1,168) 64,92463,3431,581 In Ch$ million 3Q18 Consoli-ChileColombia1 dated Net interest income Net fee and commission income Total financial transactions, net Other operating income, net Net operating profit before credit & counterparty losses Net provision for credit & counterparty risks Net operating profit Operating expenses Operating income Income from investments in other companies Income before taxes Income tax expense Net income 208,098140,06368,429 47,25638,4058,851 20,37221,9805,038 (1,977)(2,263)286 273,749198,18582,604 (49,540)(28,589)(20,951) 224,209169,59561,653 (158,573)(109,184)(49,390) 65,63560,41212,263 55514 65,69060,46312,267 (12,014)(10,330)(3,585) 53,67650,1338,682 (-) Minority interest Colombia hedge positions cost Net Income Attributable to Shareholders (2,938)(15)(2,923) --(5,139) 50,73850,118620

Management Discussion & Analysis Income Statement Analysis Accounting and Managerial Net Income Statement Reconciliation The Accounting and Managerial Net Income Statement Reconciliation for 3Q’18, 2Q´18 and 3Q’17 and as of September 30, 2018 and 2017 is presen-ted below: 9M18 9M17 9M18 9M17 Managerial reclassifications: (a) (b) Cost of Investment Hedge: carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile. Cost of Fiscal Hedge: cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile. Itaú CorpBanca 18 5,069 (1,631) - - 5,069 (1,631) 5,873 (9,972) 5,695 (13,174) 971 (9,111) In Ch$ million 3Q18 2Q183Q17 Net Income Attributable to Shareholders (Accounting) 3,769 771 (474) (+) Pro forma consolidation effects - - - Pro Forma Net Income Attributable to Shareholders 3,769 771 (474) (+) Non-recurring events (+) Costs of fiscal and economic hedges of the investment in Colombia (a) (b) 1,991 (5,139) 1,978 (1,168) 1,849 (3,908) Recurring Net Income Attributable to Shareholders (Managerial) 620 1,581 (2,533) 138,522 86,696 - - 138,522 86,696 16,348 (9,972) (11,682) (13,174) 164,841 88,189 In Ch$ million 3Q18 2Q183Q17 Net Income Attributable to Shareholders (Accounting) 39,125 57,166 (3,482) (+) Pro forma consolidation effects - - - Pro Forma Net Income Attributable to Shareholders 39,125 57,166 (3,482) (+) Non-recurring events (-) Costs of fiscal and economic hedges of the investment in Colombia (a) (b) 5,853 (5,139) 5,009 (1,168) 5,327 (3,908) Recurring Net Income Attributable to Shareholders (Managerial) 50,118 63,343 5,754

Management Discussion & Analysis Income Statement Analysis Managerial Results | Breakdown for Chile Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 17 and 18: change change change Itaú CorpBanca 19 9M18 9M17%$ 418,285 113,255 69,451 (7,388) 593,603 (84,941) 508,661 (315,722) 192,939 297 193,236 (28,388) 164,849 387,703 105,140 49,809 (2,775) 539,877 (131,181) 408,696 (310,385) 98,311 297 98,608 (10,409) 88,199 7.9%30,581 7.7%8,115 39.4%19,642 166.2%(4,613) 10.0%53,726 -35.2%46,240 24.5%99,966 1.7%(5,337) 96.3%94,628 0.0%-96.0%94,628 172.7% (17,979) 86.9%76,650 86.9%76,652 164,841 88,189 In Ch$ million 3Q18 2Q18%$3Q17%$ Net interest income Net fee and commission income Total financial transactions, net Other operating income, net Net operating profit before credit & counterparty losses Net provision for credit & counterparty risks Net operating profit Operating expenses Operating income Income from investments in other companies Income before taxes Income tax expense Net income 140,063 38,405 21,980 (2,263) 198,185 (28,589) 169,595 (109,184) 60,412 51 60,463 (10,330) 50,133 144,135 35,221 24,126 (5,946) 197,536 (25,999) 171,537 (101,012) 70,525 221 70,746 (7,421) 63,325 -2.8%(4,072)125,79411.3%14,269 9.0%3,18438,637-0.6%(232) -8.9%(2,146)20,7935.7%1,187 -61.9%3,68338-(2,301) 0.3%649185,2627.0%12,923 10.0%(2,590)(70,279)-59.3%41,690 -1.1%(1,941)114,98347.5%54,613 8.1%(8,172)(110,648)-1.3%1,465 -14.3% (10,113)4,3351293.7%56,077 -76.9%(170)3354.5%18 -14.5% (10,283)4,3681284.4%56,095 39.2%(2,910)1,373-(11,703) -20.8% (13,193)5,740773.3%44,392 -20.9% (13,226)5,754771.0%44,364 Net Income Attributable to Shareholders 50,118 63,343

Management Discussion & Analysis Income Statement Analysis Net Interest Income In the third quarter of 2018, the Net Interest Income totaled Ch$140,063 million, a 2.8% decrease compared to the previous quarter. Compared to the same period of the previous year, the Net Interest Income increased 11.3%. 3Q18 versus 2Q18 Our Net Interest Income in the third quarter of 2018 presented a decrea-se of Ch$4,072 million, or 2.8% when compared to the second quarter of 2018. The main drivers for this decrease are lower indexed yield and lower volume of interest-earning assets, partly offset by (i) higher interest yield, (ii) higher accrual period, with one calendar day more, and (iii) a better mix when compared to the previous quarter. 3Q18 versus 3Q17 When compared to the third quarter of 2017, our Net Interest Income improved Ch$14,269 million, or 11.3%. This increase is explained mainly by higher inflation-linked income, as the UF (Unidad de Fomento), the official inflation -linked unit of account, increased 0.73% in the third quarter of 2018 compared to a decrease of 0.03% in the same period of the previous year, and at the same time, by higher UF exposure. In addition, Net Interest Income benefited from an increase in volumes in our Balance Sheet and a better mix. This was partially offset by a lower interest yield. As a consequence of this decrease, our Net Interest Margin presented dropped 12 basis points to 2.98% in the quarter, or a decrease of 13 basis points to 2.33% when excluding inflation -indexation effects. Our Net Interest Margin presented an increase of 25 basis points to 2.98% when compared to the same quarter of 2017, or a decrease of 24 basis points to 2.33% when excluding inflation -indexation effects. Itaú CorpBanca 20 Quarterly change of the Net Interest Income (Ch$ Billion) Yearly change of the Net Interest Income (Ch$ Billion) In Ch$ million, end of period 3Q18 2Q18change3Q17change Net Interest Income Interest Income Interest Expense Average Interest-Earning Assets Net Interest Margin Net Interest Margin (ex-inflation indexation) 140,063 288,059 (147,996) 18,668,678 2.98% 2.33% 144,135(4,072)-2.8%125,79414,26911.3% 291,373(3,314)-1.1%226,75161,30827.0% (147,238) (758) 0.5%(100,958)(47,039)46.6% 18,686,754(18,076)-0.1%18,286,035382,6432.1% 3.10%(12 bp)2.73%25 bp 2.46%(13 bp)2.57%(24 bp)

Management Discussion & Analysis Income Statement Analysis Credit Quality Net Provision for Credit and Counterparty Risks Allowance for Loan Losses and Loan Portfolio In the third quarter of 2018, net provision for credit and counterparty risks (provision for loan losses net of recovery of loans written-off and CVA effects) totaled Ch$28,589 million, a 10.0% increase from the previous quarter, driven by Ch$8,253 million lower CVA effects and Ch$4,145 million or 36.8% decrease in recoveries of loans written-off as losses. This was partly offset by a decrease in provision for corporate clients loan losses. Net provision for credit and counterparty risks for the 9M’18 period de-creased 35.2% compared to the same period of 2017 lead by a decrease in provision for loan losses. Net Provision for Loan Losses and Loan Portfolio As of September 30, 2018, our loan portfolio increased 1.0% from June 30, 2018, reaching Ch$16.4 trillion, whereas the allowance for loan losses decreased 1.1% in the quarter, totaling Ch$389.0 billion. The ratio of allowance for loan losses to loan portfolio went down from 2.45% as of June 30, 2018 to 2.39% as of September 30, 2018, a decrease of 6 basis points. At the end of the third quarter of 2018, our net provision for loan losses over loan portfolio decreased to 0.7% from 0.8% compared to the previous quarter and decreased from 1.5% when compared to the third quarter of last year reflecting a better credit quality of our corporate portfolio but also the benefits of previous quarters significant provisions for loans losses. Itaú CorpBanca 21 In Ch$ million 3Q18 2Q18change3Q17change 9M18 9M17change Results from Loan Losses, net Provision for Loan Losses Recoveries of loans written-off as losses CVA (ratings and collaterals effects) Net Provision for Credit & Counterparty Risks (28,317) (35,442) 7,125 (272) (28,589) (33,980)5,663 -16.7%(61,503)33,187 -54.0% (45,250)9,808 -21.7%(68,277)32,836 -48.1% 11,270(4,145) -36.8%6,7743515.2% 7,981(8,253)-(8,776)8,503 -96.9% (25,999)(2,590)10.0%(70,279)41,690 -59.3% (93,002) (117,850) 24,848 8,060 (84,941) (138,087)45,085-32.6% (160,652)42,802-26.6% 22,5652,28310.1% 6,9051,15516.7% (131,181)46,240-35.2%

Management Discussion & Analysis Income Statement Analysis Delinquency Ratios Non-Performing Loans NPL Ratio (%) by Segments | over 90 days Ch$ million The portfolio of credits 90-day overdue decreased Ch$26,116 million or 7.6% in the third quarter of 2018 driven by Ch$29,791 million or 11.8% decrease in commercial loans NPLs, including Ch$5,626 million or 8.1% decrease in our student loans portfolio NPLs —which are part of our commercial loans portfolio. Our retail loans portfolio NPLs increased by Ch$3,675 million or 4.0% due to an increase by Ch$5.798 million or 23.5% in consumer loans NPLs partly offset by Ch$2.123 million or 3.1% decreased in mortgage loans NPLs. In the third quarter 2018, the NPL ratio over 90 days for consumer loans went up from 1.50% to 1.83%. The NPL ratio for mortgage loans went down from 1.81% to 1.74% compared to the previous quarter. The NPL ratio decreased by 29 basis points for commercial loans compared to the previous quarter from 2.33% to 2.04%. When excluding student loans from this portfolio, the commercial ex student loans NPL reached 1.56%, also decreasing 26 basis points compared to the previous quarter. The NPLs increased Ch$21,918 million or 7.4% from the same period of the previous year explained by a Ch$50,827 million increase in the student loans portfolio NPLs —which are part of our commercial portfolio as aforementioned. Potential credit losses coming from these arrears are limited since these loans are government guaranteed. These joint decreases led to a reduction of 18 basis points in our total NPL ratio. NPL Ratio (%) | over 90 days Coverage Ratio (%) | 90 days The NPL ratio of credits 90-day overdue decreased from 2.13 % to 1.95% compared to the previous quarter. Compared to the same period of 2017, the ratio increased 9 basis points driven by the aforementioned increased in the student loans NPLs. As of September 30, 2018, the 90-day coverage ratio reached 122%, 8 percentage points up from the previous quarter driven by the decrease in the student loans NPLs —a government guaranteed portfolio. The student loans NPLs are equivalent to a 20% of the total NPLs. This portfolio requires relatively lower provisions than other loans with no such guarantees. Compared to September 30, 2017, the total 90-day coverage ratio de-creased 2 percentage points reflecting the aforementioned increased in the student loans NPLs. Itaú CorpBanca 22

Management Discussion & Analysis Income Statement Analysis NPL Creation Loan Portfolio Write-Off Ch$ billion * Loan portfolio average balance of the two previous quarters. In the third quarter of 2018, the loan portfolio write-off totaled Ch$35.8 billion, a 4.3% decrease compared to the previous quarter. The ratio of written-off opera-tions to loan portfolio average balance reached 0.88%, down 5 basis points compared to the second quarter of 2018. In the third quarter of 2018, NPL Creation reached Ch$9.7 billion down 67.6% compared to the previous period. NPL Creation Coverage Recovery of Loans Written-off as Losses Ch$ million In the third quarter of 2018, total NPL Creation coverage reached 366%, which means that the provision for loan losses in the quarter was higher than NPL Creation. The trend shown since 3Q16 demonstrates that our portfolio is more concentrated in wholesale loans where we anticipate the provision compared to overdue loans. In the third quarter of 2018, income from recovery of loans written-off decreased Ch$4,145 million, or 36.8%, from the previous quarter. When compared to third quarter of 2017, the income from recovery of loans written-off increased Ch$351 million, or 5.2%, compared to the same period of the previous year. Itaú CorpBanca 23

Management Discussion & Analysis Income Statement Analysis Commissions and Fees Highlights  In the third quarter of 2018, commissions and fees amounted to Ch$38,405 million, an increase of 9.0% from the previous quarter mainly driven by higher fees from financial advisory, up Ch$1,744 million, or 64.9% in this quarter. Despite that these fees are normally cyclical, these revenues started to pick-up as expected, given our current commercial pipeline.  Compared to the nine months ended September 30, 2017 commission and fees increased 7.7% mainly due to increases in insurance brokerage fees aligned with our consumer loans expansion, and also credit and financial transactions fees in the period. Total Financial Transactions, net Highlights  In the third quarter of 2018, total financial transactions and foreign exchange profits amounted to Ch$21,980 million, a decrease of 8.9% from the previous quarter reflecting lower benefits from a less positive market behavior.  Compared to the third quarter of 2017, these revenues increased 5.7% Itaú CorpBanca 24 In Ch$ million 3Q18 2Q18change3Q17change 9M18 9M17change Trading and investment income: Trading investments Trading financial derivatives contracts Other Net Income from Financial Operations Foreign exchange transactions: Net results from foreign exchange transactions Revaluations of assets and liabilities denominated in foreign currencies Net results from accounting hedge derivatives Foreign Exchange Profit (loss), net 924 42,985 18,837 62,746 (23,535) 11 (17,242) (40,766) 56835662.7%1,593(669)-42.0% 61,748 (18,763)-30.4%(21,906)64,891-7,27811,559158.8%7,22711,610 160.7% 69,594(6,848)-9.8%(13,086)75,832-(34,508)10,973-31.8%46,322(69,857)-(223) 234-190(179)-94.2% (10,736)(6,506)60.6%(12,633)(4,610)36.5% (45,467)4,701-10.3%33,879(74,646)-2,399 88,225 35,378 126,002 (24,307) (162) (32,082) (56,551) 5,052(2,653)-52.5% (8,050)96,275 -1196.0% 23,00712,37153.8% 20,009 105,993529.7% 70,075 (94,382)-134.7% 273(435)-(40,548)8,466-20.9% 29,800 (86,351)-289.8% Net Total Financial Transactions Position 21,980 24,126(2,146)-8.9%20,7931,1875.7% 69,451 49,80919,64239.4% In Ch$ million 3Q18 2Q18change3Q17change 9M18 9M17change Credit & financial transactions fees Asset management & brokerage fees Insurance brokerage Financial advisory & other fees 19,538 5,052 9,382 4,433 18,3041,2346.7%18,5251,0135.5% 5,015370.7%5,417(365)-6.7% 9,2131691.8%6,6072,77542.0% 2,6891,74464.9%8,088(3,655) -45.2% 56,353 15,105 27,600 14,197 53,7192,6344.9% 16,676(1,571)-9.4% 19,0898,51144.6% 15,656(1,459)-9.3% Total Net Fee and Commission Income 38,405 35,2213,1849.0%38,637(232)-0.6% 113,255 105,1408,1157.7%

Management Discussion & Analysis Income Statement Analysis Operating Expenses Highlights  Operating expenses totaled Ch$109,184 million in the third quarter of 2018, increasing 8.1% when compared to the second quarter of 2018. This increase is mostly explained by higher personnel expenses due to a calendar effect in the payment of September special bonuses. Personnel Expenses Personnel expenses totaled Ch$55,503 million in the third quarter of 2018, a 17.3% increase when compared to the previous quarter due to a calendar effect in the payment of September especial bonuses as aforementioned. In comparison to the third quarter of 2017 there is also a 14.6% increase in expenses. Administrative Expenses Administrative expenses amounted to Ch$44,808 million in the third quarter of 2018, a 2.9% decrease when compared to the previous quarter. This decrease was influenced by lower general administrative expenses. When compared to the third quarter of 2017, there was an 18.1% decrease explained by a calendar effect, where the third quarter of 2017 concentrated several expenses more than in the same quarter of 2018. Number of Employees The total number of employees considering the Itaú Corpbanca New York branch was 5,780 at the end of the third quarter of 2018 compared to 5,822 in the second quarter of 2018 and 5,974 at the end of the third quarter of 2017, a 3.2% reduction in headcount in twelve months. Depreciation and Amortization Depreciation, amortization and impairment expenses totaled Ch$8,873 million in the third quarter of 2018, a 17.4% increase when compared to the second quarter of 2018, explained by the investment made in development of software and systems which increased the base of intangibles on our balance sheet as well as increased in fixed assets related to the remodeling of our new headquarters and migrated branches. When compared to the third quarter of 2017, there was an 18.0% increase. Itaú CorpBanca 25 In Ch$ million 3Q18 2Q18change3Q17change 9M18 9M17change Personnel expenses Administrative expenses Personnel and Administrative Expenses Depreciation, amortization and Impairment (55,503) (44,808) (100,311) (8,873) (47,305) (8,198) 17.3% (48,433) (7,070) 14.6% (46,146) 1,338 -2.9% (54,695) 9,887 -18.1% (93,451) (6,860) 7.3% (103,128) 2,817 -2.7% (7,561) (1,312) 17.4% (7,521) (1,352) 18.0% (151,040) (141,268) (292,308) (23,414) (141,128) (9,912) 7.0% (147,385) 6,117 -4.2% (288,513) (3,795) 1.3% (21,872) (1,542) 7.1% Total Operating Expenses (109,184) (101,012) (8,172)8.1%(110,648)1,465-1.3% (315,722) (310,385)(5,337) 1.7%

Management Discussion & Analysis | Income Statement Analysis

Itaú

Operating Expenses

Highlights

- Operating expenses totaled Ch$109,184 million in the third quarter of 2018, increasing 8.1% when compared to the second quarter of 2018. This increase is mostly explained by higher personnel expenses due to a calendar effect in the payment of September special bonuses.

In Ch$ million	3Q18	2Q18	change		3Q17	change		9M18	9M17	change	
Personnel expenses	(55,503)	(47,305)	(8,198)	17.3%	(48,433)	(7,070)	14.6%	(151,040)	(141,128)	(9,912)	7.0%
Administrative expenses	(44,808)	(46,146)	1,338	-2.9%	(54,695)	9,887	-18.1%	(141,268)	(147,385)	6,117	-4.2%
Personnel and Administrative Expenses	**(100,311)**	**(93,451)**	**(6,860)**	**7.3%**	**(103,128)**	**2,817**	**-2.7%**	**(292,308)**	**(288,513)**	**(3,795)**	**1.3%**
Depreciation, amortization and Impairment	(8,873)	(7,561)	(1,312)	17.4%	(7,521)	(1,352)	18.0%	(23,414)	(21,872)	(1,542)	7.1%
Total Operating Expenses	**(109,184)**	**(101,012)**	**(8,172)**	**8.1%**	**(110,648)**	**1,465**	**-1.3%**	**(315,722)**	**(310,385)**	**(5,337)**	**1.7%**

Personnel Expenses

Personnel expenses totaled Ch$55,503 million in the third quarter of 2018, a 17.3% increase when compared to the previous quarter due to a calendar effect in the payment of September especial bonuses as aforementioned. In comparison to the third quarter of 2017 there is also a 14.6% increase in expenses.

Number of Employees

The total number of employees considering the Itaú Corpbanca New York branch was 5,780 at the end of the third quarter of 2018 compared to 5,822 in the second quarter of 2018 and 5,974 at the end of the third quarter of 2017, a 3.2% reduction in headcount in twelve months.


6,182
5,932
5,932
5,958
5,974
5,848
5,813
5,822
5,780
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Chile

Administrative Expenses

Administrative expenses amounted to Ch$44,808 million in the third quarter of 2018, a 2.9% decrease when compared to the previous quarter. This decrease was influenced by lower general administrative expenses.

When compared to the third quarter of 2017, there was an 18.1% decrease explained by a calendar effect, where the third quarter of 2017 concentrated several expenses more than in the same quarter of 2018.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$8,873 million in the third quarter of 2018, a 17.4% increase when compared to the second quarter of 2018, explained by the investment made in development of software and systems which increased the base of intangibles on our balance sheet as well as increased in fixed assets related to the remodeling of our new headquarters and migrated branches. When compared to the third quarter of 2017, there was an 18.0% increase.

Itaú CorpBanca

25

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk -adjusted efficiency ratio, which includes the net provision for credit & counterpar ty risks. = Efficiency Ratio Efficiency Ratio Risk-Adjusted Efficiency Ratio The risk-adjusted efficiency ratio, which also includes the result from loan los-ses, reached 69.5% in the third quarter of 2018, a deterioration of 5.2 percenta-ge points compared to the previous quarter, as a result of the aforementioned increase in operating expenses and cost of credit and counterparty losses of 10.0% in the period. In the third quarter of 2018, our efficiency ratio reached 55.1%, a deterioration of 4.0 percentage points when compared to the second quarter of 2018. This was mainly due to the increase in operating expenses of 8.1%, partly offset by a 0.3% increase in net operating profit before credit and counterparty losses. When compared to the third quarter of 2017, the efficiency ratio improved 4.6 percentage points, explained by a 7.0% increase in net operating profit before credit and counterparty losses and a 1.3% decrease in operating expenses in the period. When compared to the third quarter of 2017, the risk-adjusted efficiency ratio improved by 28.2 percentage points due to a 59.3% improvement in net provi-sion for credit and counterparty risks as well as a 7.0% increase in net operating profit before credit and counterparty losses. Net Operating Profit Before Credit & Counterparty Losses Distribution The chart below shows the portions of net operating profit before credit and counterparty losses used to cover operating expe nses and net provision for credit and counterparty risks. Itaú CorpBanca 26 Risk-AdjustedOperating Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Net Provision for Credit & Counterparty Risks Net Interest Income + Net Fee and Commission Income + Total Financial Transactions, net + Other Operating Income, net

Management Discussion & Analysis | Income Statement Analysis

Distribution Network

Points of Service in Chile

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices, mobile banking, internet banking and telephone banking.

Branches | Chile and New York

As of September 30, 2018 we had 200 branches, stable compared to the previous quarter but 10.7% lower or 24 branches less since Legal Day One (April 1, 2016) as part of our enhanced branch network strategy meant to create additional savings.

According to our integration process, in the fourth quarter of 2016 we started the branch network migration with a pilot test of two offices. As expected, the branch migration was completed by the end of 2017. In addition, between fourth quarter 2017 and second quarter 2018 we have further enhanced "Banco Condell" through the integration of six branches to "Itaú" spaces, enabling not only cost and operating savings but increasing productivity and customer satisfaction.

As a result, the brand composition has changed. By the end of the third quarter of 2018, we operated in Chile 144 branch offices under the "Itaú" brand and 55 branches under the "Banco Condell" brand -our consumer finance division- (49 exclusives Condell branches and six integrated branches). We also have one branch in New York.


125
95
95
84
71
56
56
55
55
99
129
129
131
138
145
146
145
145
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Itaú
Banco Condell*

** Historical data includes "CorpBanca" branches*

Automated Teller Machines (ATMs) | Chile

By the end of the third quarter of 2018, the number of ATMs totaled 464 in Chile, a decrease of two ATMs or a 0.4% in the quarter and a decrease of 32 ATMs or 6.5% since Legal Day One. Additionally, our customers had access to over 7,470 ATMs in Chile through our agreement with Redbanc.


402
357
351
343
245
234
50
34
14
99
145
146
150
221
235
420
432
450
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Itaú
Banco Condell*

Itaú CorpBanca
27

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlight

- At the end of the third quarter of 2018, our total consolidated credit portfolio in Chile reached Ch$16.4 trillion, an increase of 1.0% from the previous quarter and of 2.6% from the third quarter of 2017.

Credit Portfolio by Products

In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understan ding of the performance of these portfolios, the main product groups of each segment are presented in the following table:

In Ch$ million, end of period	3Q18	2Q18	change	3Q17	change
Wholesale lending - Chile	**10,908,839**	**10,798,014**	**1.0%**	**10,977,404**	**-0.6%**
Commercial loans	9,497,298	9,400,429	1.0%	9,653,875	-1.6%
Foreign trade loans	830,314	799,908	3.8%	727,556	14.1%
Leasing and factoring	581,227	597,677	-2.8%	595,973	-2.5%
Retail lending - Chile	**5,469,535**	**5,416,138**	**1.0%**	**4,983,275**	**9.8%**
Residential Mortgage loans	**3,805,709**	**3,773,303**	**0.9%**	**3,547,806**	**7.3%**
Consumer loans	**1,663,826**	**1,642,835**	**1.3%**	**1,435,469**	**15.9%**
Consumer installment loans	1,135,949	1,123,209	1.1%	942,098	20.6%
Current account overdrafts	202,846	197,164	2.9%	199,981	1.4%
Credit card debtors	324,415	321,850	0.8%	292,639	10.9%
Other loans and receivables	616	612	0.7%	751	-18.0%
TOTAL LOANS	**16,378,374**	**16,214,152**	**1.0%**	**15,960,679**	**2.6%**

Our retail loan portfolio reached Ch$5.47 trillion at the end of the third quarter of 2018, an increase of 1.0% compared to the previous quarter. Consumer loans reached Ch$1.66 trillion, up 1.3% compared the previous quarter and 15.9% compared to the 12-month period ended September 30, 2017. Residential mortgage loans reached Ch$3.81 trillion at the end of the third quarter of 2018, an increase of 0.9% compared to the previous quarter and of 7.3% compared to the 12-month period ended September 30, 2017.

Wholesale loan portfolio increased 1.0% in the third quarter of 2018, totaling Ch$10.91 trillion showing a stronger than expected activity performance, along with diminished downside risks to inflation (partly due to the weakening of the Chilean peso amid heightened trade tensions) consolidated expectations that the central bank would start gradually removing monetary stimulus as the year concluded.

However, the Chilean Central Bank surprised the market in its 3Q18 Inflation Report by being more bullish on growth, resulting in the view that the output gap had virtually closed. Subsequently, the board increased the policy rate by 25 basis points to 2.75% in October.

The normalization process comes amid signs that the activity recovery is not exempt of risks, while falling real wages, slowing employment growth, reduced confidence and under-control core inflation are signs that the economy is not too close to the point of overheating. Hence, despite the October rate hike, the normalization process would remain gradual.

Meanwhile, the administration frontloaded a key campaign promise: a tax reform seeking to lower the corporate tax burden boosting growth in coming years. We expect GDP growth of 3.0%-3.2% in 3Q18 (5.3% in 2Q18).

Itaú CorpBanca 28

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 17 and 18:

In Ch$ million	3Q18 Nominal Currency	3Q18 Exchange Rate Effect[1]	3Q18 Constant Currency	2Q18 Nominal Currency	2Q18 Exchange Rate Effect[1]	2Q18 Constant Currency	% Change in Constant Currency	3Q17 Nominal Currency	3Q17 Exchange Rate Effect[1]	3Q17 Constant Currency	% Change in Constant Currency
Net interest income	68,429	(83)	68,512	71,807	(560)	72,367	-5.3%	57,199	(1,501)	58,700	16.7%
Net fee and commission income	8,851	(10)	8,861	8,194	(54)	8,248	7.4%	6,505	(170)	6,675	32.7%
Total financial transactions, net	5,038	(8)	5,046	3,051	(28)	3,079	63.9%	10,054	(307)	10,361	-51.3%
Other operating income, net	286	3	283	(541)	(11)	(530)	-	(1,167)	40	(1,207)	-
Net operating profit before loan losses	**82,604**	**(97)**	**82,701**	**82,511**	**(653)**	**83,164**	**-0.6%**	**72,591**	**(1,938)**	**74,529**	**11.0%**
Provision for loan losses	(20,951)	23	(20,974)	(31,938)	239	(32,177)	-34.8%	(24,471)	611	(25,082)	-16.4%
Net operating profit	**61,653**	**(74)**	**61,727**	**50,573**	**(414)**	**50,987**	**21.1%**	**48,120**	**(1,327)**	**49,447**	**24.8%**
Operating expenses	(49,390)	57	(49,447)	(49,409)	370	(49,779)	-0.7%	(48,832)	1,288	(50,120)	-1.3%
Operating income	**12,263**	**(17)**	**12,280**	**1,164**	**(43)**	**1,208**	**916.9%**	**(712)**	**(39)**	**(673)**	-
Income from investments in other companies	4	(0)	4	(8)	0	(8)	-	-	-	-	-
Income before taxes	**12,267**	**(17)**	**12,284**	**1,156**	**(43)**	**1,199**	**924.1%**	**(712)**	**(39)**	**(673)**	-
Income tax expense	(3,585)	(5)	(3,580)	2,984	(11)	2,995	-	2,786	(70)	2,855	-
Net income	**8,682**	**(22)**	**8,705**	**4,140**	**(54)**	**4,195**	**107.5%**	**2,074**	**(108)**	**2,182**	**298.9%**
(-) Minority interests	**(2,923)**	**8**	**(2,930)**	**(1,391)**	**18**	**(1,410)**	**107.9%**	**(699)**	**37**	**(736)**	**298.2%**
(-) Cost of associated hedge positions in Chile	**(5,139)**	**-**	**(5,139)**	**(1,168)**	**-**	**(1,168)**	**340.0%**	**(3,908)**	**-**	**(3,908)**	**31.5%**
Net Income Attributable to Shareholders	**620**	**(15)**	**635**	**1,581**	**(36)**	**1,617**	**-60.7%**	**(2,533)**	**(72)**	**(2,462)**	-

In Ch$ million	9M18 Nominal Currency	9M18 Exchange Rate Effect[1]	9M18 Constant Currency	9M17 Nominal Currency	9M17 Exchange Rate Effect[1]	9M17 Constant Currency	% Change in Constant Currency
Net interest income	204,057	(3,561)	207,618	166,733	(151)	166,884	24.4%
Net fee and commission income	23,202	(334)	23,536	26,525	146	26,379	-10.8%
Total financial transactions, net	13,272	(302)	13,574	51,993	303	51,690	-73.7%
Other operating income, net	(468)	(19)	(449)	(6,459)	(84)	(6,375)	-93.0%
Net operating profit before loan losses	**240,063**	**(4,215)**	**244,278**	**238,792**	**213**	**238,579**	**2.4%**
Provision for loan losses	(82,058)	1,657	(83,715)	(93,480)	(174)	(93,306)	-10.3%
Net operating profit	**158,005**	**(2,559)**	**160,564**	**145,312**	**39**	**145,273**	**10.5%**
Operating expenses	(146,681)	2,633	(149,314)	(150,314)	(65)	(150,249)	-0.6%
Operating income	**11,324**	**75**	**11,249**	**(5,002)**	**(26)**	**(4,976)**	-
Income from investments in other companies	1,244	(32)	1,276	877	20	857	49%
Income before taxes	**12,568**	**43**	**12,525**	**(4,125)**	**(6)**	**(4,119)**	-
Income tax expense	3,919	(211)	4,130	10,238	122	10,116	-59.2%
Net income	**16,487**	**(169)**	**16,655**	**6,113**	**116**	**5,997**	**177.7%**
(-) Minority interests	**(5,544)**	**57**	**(5,601)**	**(2,050)**	**(39)**	**(2,011)**	**178.5%**
(-) Cost of associated hedge positions in Chile	**(9,972)**	**-**	**(9,972)**	**(13,174)**	**-**	**(13,174)**	**-24.3%**
Net Income Attributable to Shareholders	**971**	**(112)**	**1,083**	**(9,111)**	**77**	**(9,188)**	-

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2218 per COP as of September 30, 2018.

Itaú CorpBanca 29

Management Discussion & Analysis | Income Statement Analysis

Net Interest Income

In the third quarter of 2018, the Net Interest Income totaled Ch$68,512 million, a 5.3% decrease compared to the previous quarter.

Compared to the same period of the previous year, our Net Interest Income increased 16.7%.

In Ch$ million, end of period	3Q18	2Q18	change		3Q17	change	
Net Interest Income	**68,512**	**72,367**	**(3,855)**	**-5.3%**	**58,700**	**9,812**	**16.7%**
Interest Income	133,047	137,983	(4,936)	-3.6%	140,772	(7,725)	-5.5%
Interest Expense	(64,535)	(65,617)	1,081	-1.6%	(82,072)	17,537	-21.4%
Average Interest-Earning Assets	**6,433,860**	**6,487,128**	**(53,268)**	**-0.8%**	**6,321,413**	**112,446**	**1.8%**
Net Interest Margin	**4.25%**	**4.51%**		**(26 bp)**	**3.70%**		**55 bp**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2218 per COP as of September 30, 2018.

3Q18 versus 2Q18

Our Net Interest Income in the third quarter of 2018 presented a decrease of Ch$3,855 million, or 5.3% when compared to the second quarter of 2018. This decrease is explained by lower interest yield and volume of interest earning assets, partly offset by a higher accrual period, with one calendar day more when compared to the previous quarter.

As a consequence of these effects, our Net Interest Margin presented a decrease of 26 basis points to 4.25% in the quarter.

3Q18 versus 3Q17

When compared to the third quarter of 2017, our Net Interest Income increased Ch$9,812 million, or 16.7%. This is explained by a higher volume of interest earning assets and an improvement in our spreads due to the marginal reduction in funding costs as the monetary policy rate continued to decrease. As a consequence, our Net Interest Margin increased by 55 basis points when compared to the third quarter of 2017.

Quarterly change of the Net Interest Income (Ch$ Billion)



-1
-4
0
1
72
69
2Q'18
Volume
Interest Yield
Mix
Calendar days
3Q'18

Yearly change of the Net Interest Income (Ch$ Billion)



0
-
6
59
69
3Q'17
Volume
Interest Yield
Mix
Calender days
3Q'18

Itaú CorpBanca 30

Management Discussion & Analysis | Income Statement Analysis

Itaú

Credit Quality

Net Provision for Loan Losses

In Ch$ million	3Q18	2Q18	change		3Q17	change		9M18	9M17	change	
Provision for loan Losses	(24,373)	(34,746)	10,372	-29.9%	(26,558)	2,184	-8.2%	(92,168)	(99,699)	7,531	-7.6%
Recoveries of loans written-off as losses	3,399	2,569	831	32.3%	1,475	1,924	130.4%	8,453	6,393	2,060	32.2%
Net Provision for Loan Losses	**(20,974)**	**(32,177)**	**11,203**	**-34.8%**	**(25,082)**	**4,108**	**-16.4%**	**(83,715)**	**(93,306)**	**9,591**	**-10.3%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2218 per COP as of September 30, 2018.

In the third quarter of 2018, net provision for loan losses (provision for loan losses net of recovery of loans written-off as losses) totaled Ch$20,974 million, a 34.8% decrease from the previous quarter due to a decrease in the provision for commercial and mortgages loan losses.

Provision for loan losses decreased 29.9% compared to the previous quarter mainly due to lower provision requirements in mortgage loans. The recovery of loans written-off as losses increased by Ch$831 million or 32.3% from the second quarter of 2018.

Net Provision for Loan Losses and Loan Portfolio


2.7
4.2
3.0
2.5
2.0
3.9
2.6
2.7
1.7
37,427
35,131
56,044
53,739
37,086
34,744
31,126
26,558
25,082
52,899
48,888
33,048
34,746
32,177
24,373
20,974
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Provision from Loan Losses (Ch$ million)
Net provision for Loan Losses (Ch$ million)
Net provision from Loan Losses / Loan portfolio - Annualized (%)

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2218 per COP as of September 30, 2018.

At the end of the third quarter of 2018, our provision for loan losses over loan portfolio was 1.7%, a decrease of 100 basis points compared to the previous quarter and a decrease of 30 basis points compared to the third quarter of last year.

Allowance for Loan Losses and Loan Portfolio


5.26
5.21
5.41
5.27
5.28
5.83
6.40
6.02
5.72
263,991
264,697
262,950
273,692
262,994
293,689
300,162
287,877
275,823
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Allowances for loan losses (Ch $ million) - Colombia
Allowances for loan losses / Loan portfolio (%)

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2218 per COP as of September 30, 2018.

As of September 30, 2018, the loan portfolio decreased by 2.2% in constant currency compared to June 30, 2018, reaching Ch$4.78 trillion, whereas the allowance for loan losses decreased 4.2% in the quarter, totaling Ch$275,823 million. The ratio of allowance for loan losses to loan portfolio went down from 6.02% as of June 30, 2018 to 5.72% as of September 30, 2018.

Itaú CorpBanca 31

Management Discussion & Analysis | Income Statement Analysis

Delinquency Ratios

Non-Performing Loans

Ch$ million


334,997
352,700
377,517
383,973
414,355
462,015
487,307
487,163
471,364
99,775
101,732
92,361
103,002
119,849
134,848
138,428
141,461
152,671
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Non-performing Loans over 90 days - Total
Non-performing Loans over 90 days - Colombia

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2218 per COP as of September 30, 2018.

The portfolio of credits 90 days overdue increased 7.9% in the third quarter of 2018 compared to previous quarter and increased 27.4% compared to same period of the previous year, driven by an increase in NPLs of commercial loans 90 days overdue partly offset by a decrease in mortgage loans NPLs.

NPL Ratio (%) | over 90 days


1.95
2.04
1.85
2.04
2.42
2.79
2.87
2.89
3.19
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Colombia

The NPL ratio of credits 90 days overdue increased 30 basis points in the third quarter of 2018 compared to the previous quarter, and reached 3.19% by the end of September 2018. Compared to the same period of 2017, the ratio increased 77 basis points, mainly due to the increase in delinquency rates of mortgage loans.

NPL Ratio (%) by Segments | over 90 days


3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Commercial
Mortgage
Consumer
Total

In September 2018, the NPL ratio over 90 days for consumer loans was flat reaching 2.07%. On the other hand, the NPL ratio for mortgage loans decreased by 25 basis points (from 4.55% to 4.30%) from the previous quarter.

The NPL ratio increased by 48 basis points for commercial loans from 2.84% to 3.32% compared to June 30, 2018.

Coverage Ratio (%) | 90 days


265
260
285
260
219
218
217
204
181
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Colombia

As of September 30, 2018, the 90-day coverage ratio reached 181%, a decrease of 23 percentage points compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio decreased 38 percentage points.

It is important to note that we maintain a high coverage for the Colombian loan portfolio given that the regulatory criteria that we have to follow for that portfolio -for consolidation purposes only- is to apply the most conservative provisioning rule between Chile and Colombia.

Itaú CorpBanca 32

Management Discussion & Analysis | Income Statement Analysis
Itaú

Loan Portfolio Write-Off


1.39
2.63
2.87
0.89
2.59
0.73
2.01
3.93
3.46
17.5
33.8
35.9
11.0
32.5
8.8
23.9
47.7
41.7
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Write-off (Ch$ billion) - Colombia
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters.

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2218 per COP as of September 30, 2018.

In the third quarter of 2018, the loan portfolio write-off totaled Ch$41.7 billion, a 12.6% decrease compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 3.46%, 47 basis points decrease compared to the second quarter of 2018.

Recovery of Loans Written-off as Losses


Ch$ million
2,296
3,204
1,300
3,618
1,475
3,814
2,484
2,569
3,399
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Recovery of Loan Written-off as Losses (Ch$ million) - Colombia

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2218 per COP as of September 30, 2018.

In this quarter, income from recovery of loans written-off as losses increased Ch$830 million, or 32.3%, from the previous quarter.

In the third quarter of 2018, the income from recovery of loans written-off as losses increased by Ch$1,924 million or 130.4% compared to the same period of the previous year.

NPL Creation


Ch$ billion
42.0
35.7
26.5
21.7
49.4
23.8
27.5
50.8
53.0
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Colombia

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2218 per COP as of September 30, 2018.

In the third quarter of 2018, NPL Creation reached Ch$53.0 billion up 2.2 percentage points compared to the previous period.

NPL Creation Coverage


86
170
132
209
54
307
96
63
47
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Colombia (%)

In the third quarter of 2018, total NPL Creation coverage reached 47%, down 16 percentage points compared to the previous quarter. This means that the provision for loan losses in the quarter was lower than NPL Creation. The trend shown since 3Q16 reflects that our portfolio is more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Itaú CorpBanca
33

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees

Highlights

- In the third quarter of 2018, commissions and fees amounted to Ch$8,861 million, an increase of 7.4% from the previous quarter driven by an increase in asset management and brokerage fees and credit and financial transactions fees.
- Compared to the third quarter of 2017, these revenues increased 32.7%, driven by an increase in asset management and brokerage fees and financial advisory fees.

In Ch$ million	3Q18	2Q18	change		3Q17	change		9M18	9M17	change	
Credit & financial transactions fees	4,148	3,911	237	6.1%	4,863	(715)	-14.7%	11,529	17,378	(5,849)	-33.7%
Asset management & brokerage fees	3,845	3,389	456	13.5%	2,201	1,645	74.7%	10,076	7,895	2,180	27.6%
Insurance brokerage	-	-	-	-	-	-	-	-	-	-	-
Financial advisory & other fees	867	948	(80)	-8.5%	(389)	1,256	-	1,932	1,106	826	74.6%
Total Net Fee and Commission Income	**8,861**	**8,248**	**613**	**7.4%**	**6,675**	**2,186**	**32.7%**	**23,536**	**26,379**	**(2,843)**	**-10.8%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2218 per COP as of September 30, 2018.

Total Financial Transactions, net

Highlights

- In the third quarter of 2018, total financial transactions and foreign exchange profits amounted to Ch$5,046 million, a 63.9% increase from the previous quarter due to less negative market effects.
- Compared to the third quarter of 2017, these revenues decreased 51.3% due to losses in foreign exchange transactions.

In Ch$ million	3Q18	2Q18	change		3Q17	change		9M18	9M17	change	
Trading and investment income:											
Trading investments	(1,651)	(2,398)	747	-31.2%	5,282	(6,933)	-	(3,613)	32,253	(35,866)	-
Trading financial derivatives contracts	5,652	24,443	(18,790)	-76.9%	(45)	5,697	-	6,354	(1,069)	7,423	-
Other	1,757	308	1,448	469.6%	378	1,379	364.5%	4,087	7,781	(3,694)	-47.5%
Net income from Financial Operations	**5,758**	**22,353**	**(16,595)**	**-74.2%**	**5,615**	**143**	**2.5%**	**6,827**	**38,965**	**(32,138)**	**-82.5%**
Foreign exchange transactions:											-
Net results from foreign exchange transactions	(713)	(19,274)	18,561	-96.3%	4,727	(5,441)	-	6,743	12,692	(5,948)	-46.9%
Revaluations of assets and liabilities denominated in foreign currencies	-	-	-	-	-	-	-	-	-	-	-
Net results from accounting hedge derivatives	1	-	1	-	18	(17)	-94.6%	3	34	(31)	-90.7%
Foreign Exchange Profit (loss), net	**(712)**	**(19,274)**	**18,562**	**-96.3%**	**4,746**	**(5,458)**	-	**6,746**	**12,725**	**(5,979)**	**-47.0%**
Net Total Financial Transactions Position	**5,046**	**3,079**	**1,967**	**63.9%**	**10,361**	**(5,315)**	**-51.3%**	**13,574**	**51,690**	**(38,117)**	**-73.7%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2218 per COP as of September 30, 2018.

Itaú CorpBanca

34

Management Discussion & Analysis | Income Statement Analysis

Operating Expenses

Highlights

- Operating expenses totaled Ch$49,447 million in the third quarter of 2018, a 0.7% decrease when compared to the second quarter of 2018. This decrease is explained by both lower administrative expenses influenced by lower general expenses and lower personnel expenses.
- When compared to the third quarter of 2017, operating expenses decreased 1.3% also due to lower administrative expenses.

In Ch$ million	3Q18	2Q18	change		3Q17	change		9M18	9M17	change	
Personnel expenses	(21,752)	(22,266)	514	-2.3%	(20,697)	(1,055)	5.1%	(66,098)	(63,402)	(2,696)	4.3%
Administrative expenses	(23,209)	(24,169)	960	-4.0%	(26,457)	3,248	-12.3%	(72,298)	(78,069)	5,772	-7.4%
Personnel and Administrative Expenses	**(44,960)**	**(46,434)**	**1,474**	**-3.2%**	**(47,154)**	**2,193**	**-4.7%**	**(138,395)**	**(141,471)**	**3,076**	**-2.2%**
Depreciation, amortization and impairment	(4,487)	(3,345)	(1,142)	34.1%	(2,966)	(1,520)	51.3%	(10,919)	(8,778)	(2,141)	24.4%
Total Operating Expenses	**(49,447)**	**(49,779)**	**332**	**-0.7%**	**(50,120)**	**673**	**-1.3%**	**(149,314)**	**(150,249)**	**935**	**-0.6%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2218 per COP as of September 30, 2018.

Personnel Expenses

Personnel expenses totaled Ch$21,752 million in the third quarter of 2018, a 2.3% decrease when compared to the second quarter of 2018 driven by lower performance bonuses provisions partly offset by higher severance costs.

When compared to the third quarter of 2017, personnel expenses increased 5.1% due to higher compensation expenses.

Number of Employees

The total number of employees considering Itaú (Panamá) was 3,498 at the end of the third quarter of 2018 compared to 3,533 in the second quarter of 2018 and 3,688 at the end of the third quarter of 2017, a 5.2% reduction in headcount in a 12-month period ended September 30, 2017.


3,721
3,727
3,650
3,652
3,688
3,644
3,561
3,533
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Colombia

Administrative Expenses

Administrative expenses amounted to Ch$23,209 million in the third quarter of 2018, a 4.0% decrease when compared to the previous quarter. This decrease was influenced by lower third-party service expense and data processing.

When compared to the third quarter of 2017, there is a 12.3% decrease, especially due to lower general expenses such as data processing, third-party service expense and insurance policies.

Depreciation and Amortization

Depreciation and amortization expenses totaled Ch$4,487 million in the third quarter of 2018, a 34.1% increase when compared to the second quarter of 2018 and a 51.3% increase when compared to the third quarter of 2017 explained by the investment made in development and systems which increased the base of intangibles in our balance sheet.

Itaú CorpBanca 35

Management Discussion & Analysis | Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.


107.4%
131.3%
111.6%
94.6%
100.9%
115.9%
102.9%
98.5%
85.2%
63.1%
63.6%
63.6%
58.7%
67.2%
60.7%
63.9%
59.9%
59.8%
3Q'16
4Q'16
1Q'17
2Q'17
3Q'17
4Q'17
1Q'18
2Q'18
3Q'18
Efficiency ratio
Risk Adjusted Efficiency ratio

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2218 per COP as of September 30, 2018.

Risk-Adjusted Efficiency Ratio = Operating Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Result from Loan Losses / Net Interest Income + Net Fee and Commission Income + Total Financial Transactions, net + Other Operating Income, net

Efficiency Ratio

In the third quarter of 2018, the efficiency ratio reached 59.8%, almost flat compared to the second quarter of 2018. This trend was mainly due to lower net operating profit before loan losses of 0.6%, and at the same time, lower operating expenses of 0.7%.

When compared to the third quarter of 2017, the efficiency ratio improved by 7.4 percentage points, mostly explained by the 11.0% increase in net operating profit before loan losses.

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 85.2% in the third quarter of 2018, an improvement of 13.3 percentage points compared to the previous quarter, as a result of the decrease in cost of credit of 34.8% and operating expenses in the period.

When compared to the third quarter of 2017, the risk-adjusted efficiency ratio improved by 15.7 percentage points mainly due to the improvement in net operating profit before loan losses of 11.0% and the decrease of provisions for loans loan losses of 16.4%.

Net Operating Profit Before Loan Losses Distribution

The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result fro m loan losses.


Net Operating Profit Before Loan Losses
(-)
Efficiency Ratio
(-)
Results from Loan Losses / Net Operating Profit Before Loan Losses
=
Operating Income / Net Operating Profit Before Loan Losses
63.1
63.6
63.6
58.7
67.2
60.7
63.9
59.9
59.8
44.3
67.7
47.9
35.9
33.7
55.2
39.0
38.7
25.4
(7.4)
(31.3)
(11.6)
5.4
(0.9)
(15.9)
(2.9)
1.5
14.8
3Q'16
4Q'16
1Q'17
2Q'17
3Q'17
4Q'17
1Q'18
2Q'18
3Q'18

Itaú CorpBanca 36

Management Discussion & Analysis Income Statement Analysis Itaú CorpBanca 37 Distribution Network Points of Service in ColombiaAutomated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services and pro-By the end of the third quarter of 2018, the number of ATMs totaled 173 ducts to our customers through diverse channels, including ATMs, in Colombia, almost stable in the quarter. Additionally, our customers had branch offices, internet banking and telephone banking. access to over 15,700 ATMs in Colombia through Colombia’s financial institutions. Branches | Colombia and Panamá As of September 30, 2018 we had 162 branches in both Colombia and Panama under the brand “Itaú ”, al most stable compared to the previous quarter but 5.8% lower or 10 branches less since the commencement of the integration process in the second quarter of 2017. The process be-gan in May 2017 with the introduction of the “Itaú” brand in the retail market which was completed after the rebranding of the Helm’s branch network. Additionally, in the third quarter of 2017 we started the branch network migration with a pilot test. The process continued with 77% braches migrated by fourth quarter 2017 and it was fully completed in January 2018, earlier than expected.

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlight

- Excluding the effect of the foreign exchange variation, at the end of the third quarter of 2018, the Colombian portfolio decreased 2.2% and reached Ch$4.8 trillion when compared to the previous quarter and decreased 3.5% during the 12-month period ended September 30, 2017.

Credit Portfolio by Products

In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented in the following table:

In Ch$ million, end of period	3Q18	2Q18	change	3Q17	change
Wholesale lending - Colombia	**3,215,381**	**3,335,599**	**-3.6%**	**3,325,441**	**-3.3%**
Commercial loans	2,729,540	2,830,785	-3.6%	2,804,076	-2.7%
Current account overdrafts	10,147	24,517	-58.6%	21,155	-52.0%
Leasing and factoring	463,098	467,727	-1.0%	487,028	-4.9%
Other loans and receivables	12,596	12,570	0.2%	13,183	-4.4%
Retail lending - Colombia	**1,565,645**	**1,555,138**	**0.7%**	**1,626,705**	**-3.8%**
Residential Mortgage loans	**603,867**	**588,640**	**2.6%**	**543,799**	**11.0%**
Housing leasing	321,595	315,256	2.0%	299,485	7.4%
Other mortgage loans	282,272	273,383	3.3%	244,314	15.5%
Consumer loans	**961,778**	**966,498**	**-0.5%**	**1,082,906**	**-11.2%**
Consumer loans payments	782,025	783,789	-0.2%	880,656	-11.2%
Current account overdrafts	3,257	3,278	-0.6%	4,094	-20.4%
Credit card debtors	113,205	110,352	2.6%	114,788	-1.4%
Leasing consumer	7,064	8,416	-16.1%	12,635	-44.1%
Other loans and receivables	56,227	60,663	-7.3%	70,733	-20.5%
TOTAL LOANS	**4,781,026**	**4,890,737**	**-2.2%**	**4,952,147**	**-3.5%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2218 per COP as of September 30, 2018.

Our retail loan portfolio reached Ch$1.57 trillion at the end of the third quarter of 2018, an increase of 0.7% compared to the previous quarter. Consumer loans reached Ch$961.8 billion, down 0.5% compared the previous quarter and 11.2% compared to the 12-month period ended September 30, 2017. Residential mortgage loans reached Ch$603.9 billion at the end of the third quarter of 2018, an increase of 2.6% compared to the previous quarter and of 11.0% compared to the 12-month period ended September 30, 2017.

On the other hand, wholesale loan portfolio decreased 3.6% in the third quarter of 2018, totaling Ch$3.22 trillion.

Despite showing some moderation, activity likely stayed elevated during the third quarter of the year with growth of retail sales in the quarter ending in August coming in at 5.0% (6.1% in 2Q18) and industrial production rising 3.0% (4.9% in 2Q18). Consumption is benefitting from low inflation and a mildly expansionary monetary policy, yet the September consumer confidence reading reviews some potential frailty ahead.

Consumer confidence moved back into pessimistic territory (< 0), ending a five month stint in optimistic ground. The deterioration was likely hampered by the expected tax reform proposals (widening the tax base, eliminating some VAT exemptions) and the depreciation of the Colombian peso.

Nevertheless, high oil prices will assist the continuation of the activity recovery. We see growth near 3% in 3Q18, up from 2.8% in 2Q18. Meanwhile, despite headline inflation is under control, the core non-tradable component remains raised (4.1%), while the correction process of the external imbalances has slowed.

In this context, the board of the central bank is comfortable staying on hold (4.25%), as it evaluates how the various dynamics unfold. On the political front, the government is facing a hard sell to lower corporate tax rates, while expanding the individual tax base and implementing a flat 19% VAT with no exceptions.

Itaú CorpBanca 38

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	3Q18	2Q18	change	3Q17	change
Cash and deposits in banks	**1,030,082**	**1,036,516**	**-0.6%**	**899,486**	**14.5%**
Cash items in process of collection	651,975	644,703	1.1%	574,371	13.5%
Trading investments	73,853	37,554	96.7%	461,192	-84.0%
Investments under resale agreements	135,785	118,108	15.0%	111,383	21.9%
Financial derivatives contracts	1,211,062	1,223,978	-1.1%	1,261,472	-4.0%
Interbank loans, net	301,222	111,259	170.7%	529,578	-43.1%
Loans and accounts receivable from customers, net of loan loss allowances	20,494,553	20,452,875	0.2%	20,192,909	1.5%
Available-for-sale investments	2,310,995	2,929,029	-21.1%	2,142,493	7.9%
Held-to-maturity investments	263,564	282,366	-6.7%	242,477	8.7%
Investments in associates and other companies	10,720	10,782	-0.6%	22,231	-51.8%
Intangible assets	1,634,247	1,637,750	-0.2%	1,633,592	0.0%
Property, plan and equipment	91,384	124,527	-26.6%	141,651	-35.5%
Current taxes	144,711	143,582	0.8%	234,136	-38.2%
Deferred taxes	163,110	165,529	-1.5%	354,978	-54.1%
Other assets	557,678	412,280	35.3%	335,437	66.3%
Total Assets	**29,074,941**	**29,330,838**	**-0.9%**	**29,137,386**	**-0.2%**

At the end of the third quarter of 2018, our assets totaled Ch$29.1 trillion, a decrease of Ch$ 255.9 billion or 0.9% from the previous quarter mainly driven by the sale of bonds from our available for sale investment portfolio partly offset by an increase in other assets as presented below:


(6)
(596)
(601)
190
42
719
(256)
Ch$ billion
Cash and deposits in banks
Derivatives and Repos
Securities Investment portfolio*
Interbank loans, net
Loan portfolio, net
Total other assets**
Assets Change Sep-18 - Jun-18

Compared to the previous year, total assets decreased by Ch$62.4 billion or 0.2% decreased. The main changes are presented below:


131
(224)
(198)
(228)
302
155
(62)
Ch$ billion
Cash and deposits in banks
Derivatives and Repos
Securities Investment portfolio*
Interbank loans, net
Loan portfolio, net
Total other assets**
Assets Change Sep-18 - Sep-17

*Securities Investment portfolio: Trading investments, available-for-sale investments, held-to-maturity investments
**Total other assets: Cash items in process of collection, investments under resale agreements, financial derivatives contracts, investments in associates and other companies, intangible assets, property, plant and equipment, current taxes, deferred taxes and other assets.

Asset Breakdown
September 30, 2018

Ch$ 29.1 billion
▼ -0.9% (vs. Jun-18)
▼ -0.2% (vs. Sep-17)


72.8%
4.6%
9.1%
4.2%
0.5%
5.6%
3.2%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 22.5 billion
▼ -0.01% (Sep-18 vs. Jun-18)
▲ 1.5% (Sep-18 vs. Sep-17)

Ch$ 6.5 billion
▼ -3.7% (Sep-18 vs. Jun-18)
▼ -5.6% (Sep-18 vs. Sep-17)


Ch$ billion
30,146
29,106
28,978
28,962
29,137
28,061
28,733
29,331
29,075
26%
25%
26%
24%
24%
22%
23%
23%
23%
74%
75%
74%
76%
76%
78%
77%
77%
77%
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Chile
Colombia

Itaú CorpBanca 39

Management Discussion & Analysis | Balance Sheet

Liabilities

In Ch$ million, end of period	3Q18	2Q18	change	3Q17	change
Deposits and other demand liabilities	4,253,654	4,148,966	2.5%	4,196,900	1.4%
Cash items in process of being cleared	550,068	600,372	-8.4%	499,384	10.1%
Obligations sold under repurchase agreements	601,638	1,008,074	-40.3%	840,502	-28.4%
Time deposits and other time liabilities	10,306,185	9,888,226	4.2%	10,046,623	2.6%
Financial derivatives contracts	1,016,278	1,047,276	-3.0%	1,003,787	1.2%
Interbank borrowings	2,168,761	2,346,109	-7.6%	2,243,980	-3.4%
Issued debt instruments	5,898,884	6,021,007	-2.0%	5,975,386	-1.3%
Other financial liabilities	11,593	10,885	6.5%	14,904	-22.2%
Current taxes	137	643	-	-	-
Deferred taxes	469	888	-47.2%	225,089	-99.8%
Provisions	212,502	207,464	2.4%	181,481	17.1%
Other liabilities	526,610	553,382	-4.8%	457,275	15.2%
Total Liabilities	**25,546,779**	**25,833,292**	**-1.1%**	**25,685,311**	**-0.5%**
Attributable to Shareholders	**3,299,624**	**3,270,559**	**0.9%**	**3,227,713**	**2.2%**
Non-controlling interest	228,538	226,987	0.7%	224,362	1.9%
Total Equity and Liabilities	**29,074,941**	**29,330,838**	**-0.9%**	**29,137,386**	**-0.2%**

The main changes in liabilities at the end of the third quarter of 2018, compared to the previous quarter, are presented in the chart below:



(50)
(406)
(177)
418
(122)
82
(256)
Ch$ billion
Cash items in process of being cleared
Obligations sold under repurchase agreements
Interbank borrowings
Time deposits and other time liabilities
Debt issued
Total other liabilities*
Total equity and liabilities Change Sep-18 - Jun-18

Compared to the previous year, the main changes in liabilities are highlighted as follows:



51
(239)
(75)
260
(77)
18
(62)
Ch$ billion
Cash items in process of being cleared
Obligations sold under repurchase agreements
Interbank borrowings
Time deposits and other time liabilities
Debt issued
Total other liabilities*
Total equity and liabilities Change Sep-18 - Sep-17

* Total other liabilities: Financial derivatives contracts, deposits and other demand liabilities, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities, capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Tangible Equity Breakdown

The chart below shows the calculation of the tangible Shareholders Equity or "Managerial Equity" which we use to determine the Recurring RoTAE.



3Q18 Average Balance (Ch$ billion)
Goodwill: Ch$ 1,187
Ch$ 941
Ch$ 246
Intangibles from PPA: Ch$ 291
Ch$ 140
Ch$ 151
All other Assets: Ch$ 27,899
Ch$ 21,329
Ch $6,570
Assets: 29,378
Deferred taxes asociated with intangibles from PPA: Ch$ 90
Ch$ 40
Ch$ 50
All other Liabilities: Ch$ 25,775
Ch$ 19,795
Ch$ 5,979
Liabilities: 25,865
Asociated w/ PPA Intang.: Ch$ 34
Minority Interest ex GW and PPA Intangibles: Ch$ 193
Minority Interest: 227
GW and PPA Intangibles: Ch$ 1,355
Ch$ 1,041
Ch$ 313
Managerial Tang. Equity: Ch$ 1,931
Ch$ 1,532
Ch$ 399
Shareholders' Equity: 3,286
Managerial Tang. Equity: Ch$ 1,931
Ch$ 1,532
Ch$ 399
Recurring Results: Ch$ 50.7
Ch$ 50.1
Ch$ 0.6
Recurring RoTE: 10.5%
13.1%
0.6%

Itaú CorpBanca 40

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- By the end of the third quarter of 2018, our total credit portfolio reached Ch$21.2 trillion, increasing 0.1% from the previous quarter and 1.6% from the same period of the previous year. The increase was driver by both higher wholesale and retail loans in Chile.
- In constant currency, total loans in Colombia decreased 2.2% in the third quarter of 2018 and decrease 3.5% in the 12-month period ended September 30, 2017. The decrease in 3Q18 was driven by wholesale lending 3.6% which was partly offset by a 2.6% increase in residential mortgage loans in the period. (See details on page 38)

In Ch$ million, end of period	3Q18	2Q18	change	3Q17	change
Wholesale lending	**14,124,220**	**14,154,667**	**-0.2%**	**14,239,875**	**-0.8%**
Chile	**10,908,839**	**10,798,014**	**1.0%**	**10,977,404**	**-0.6%**
Commercial loans	9,497,298	9,400,429	1.0%	9,653,875	-1.6%
Foreign trade loans	830,314	799,908	3.8%	727,556	14.1%
Leasing and Factoring	581,227	597,677	-2.8%	595,973	-2.5%
Colombia	**3,215,381**	**3,356,653**	**-4.2%**	**3,262,471**	**-1.4%**
Commercial loans	2,752,283	2,885,974	-4.6%	2,784,665	-1.2%
Leasing and Factoring	463,098	470,679	-1.6%	477,806	-3.1%
Retail lending	**7,035,180**	**6,981,092**	**0.8%**	**6,579,177**	**6.9%**
Chile	**5,469,535**	**5,416,138**	**1.0%**	**4,983,275**	**9.8%**
Consumer loans	1,663,826	1,642,835	1.3%	1,435,469	15.9%
Residential mortgage loans	3,805,709	3,773,303	0.9%	3,547,806	7.3%
Colombia	**1,565,645**	**1,564,954**	**0.0%**	**1,595,902**	**-1.9%**
Consumer loans	961,778	972,599	-1.1%	1,062,400	-9.5%
Residential mortgage loans	603,867	592,355	1.9%	533,502	13.2%
TOTAL LOANS	**21,159,400**	**21,135,759**	**0.1%**	**20,819,052**	**1.6%**
Chile	16,378,374	16,214,152	1.0%	15,960,679	2.6%
Colombia	4,781,026	4,921,607	-2.9%	4,858,373	-1.6%


Loan Portfolio - Breakdown
Consumer 20%
Mortgage 13%
Commercial 67%
Colombia 23%
Chile 77%
Mortgage 23%
Consumer 10%
Commercial 67%

Credit Portfolio - Currency Breakdown

Ch$ billion


Sep-16 6,093 7,680 7,827 21,600
Dec-16 6,024 7,508 7,494 21,026
Mar-17 5,919 7,490 7,684 21,094
Jun-17 5,879 7,635 7,489 21,003
Sep-17 5,871 7,678 7,270 20,819
Dec-17 5,977 7,694 6,733 20,404
Mar-18 5,976 7,704 6,934 20,614
Jun-18 5,986 7,765 7,385 21,136
Sep-18 6,001 7,796 7,363 21,159
Ch$ UF FX

As of September 30, 2018, Ch$7,363 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion decreased 0.3% in this quarter, mainly due to the 2.9% nominal decrease in our loan portfolio in Colombia which for consolidation purposes is considered a foreign currency.

Itaú CorpBanca
41

Management Discussion & Analysis | Balance Sheet

Itaú

NPL Ratio (90 days overdue) by segment

By the end of the third quarter of 2018, our total consolidated NPL ratio for operations 90 days overdue reached 2.23%, a decrease of 7 basis points from the previous quarter and an increase of 24 basis points from the same period of 2017.

The NPL ratio decreased by 12 basis points for commercial loans from 2.45% to 2.33% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 1.99%, a decrease of 9 basis points compared to second quarter of 2018.

The NPL ratio for mortgage loans decreased by 9 basis points from 2.18% to 2.09% and consumer loans increased by 21 basis points from 1.71% to 1.92%, in the quarter.


3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

Funding

Highlights

- Total funding, including interbank deposits, amounted to Ch$23.2 trillion by the end of the third quarter of 2018, a 0.8% decrease compared to the previous quarter accordingly to the total assets evolution in the period.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. The funding structure in the period of time analyzed in this report has changed seeking for a longer tenor maturity and diversification.
- In this context, Itaú Corpbanca successfully placed US$776 million senior bonds in the local market in the 12-month period ended September 30, 2017, from which 75% was during 2018 (US$579 million). The latter compares with US$941 million and US$1,561 million issuances for full years 2016 and 2017. Bonds issuance strategy is seeking for longer maturity tenor and maintaining comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds. The terms of the bonds issued during the last 12-month period are set forth in the chart below.

In Ch$ million, end of period	3Q18	2Q18	change	3Q17	change
Deposits and other demand liabilities	4,253,654	4,148,966	2.5%	4,196,900	1.4%
Time deposits and saving accounts	10,306,185	9,888,226	4.2%	10,046,623	2.6%
Investments sold under repurchase agreements	601,638	1,008,074	-40.3%	840,502	-28.4%
Letters of credit	57,007	60,326	-5.5%	71,955	-20.8%
Bonds	4,783,745	4,900,639	-2.4%	4,863,878	-1.6%
Subordinated bonds	1,058,132	1,060,042	-0.2%	1,039,553	1.8%
Interbank borrowings	2,168,761	2,346,109	-7.6%	2,243,980	-3.4%
Other financial liabilities	11,593	10,885	6.5%	14,904	-22.2%
Total Funding	**23,240,715**	**23,423,267**	**-0.8%**	**23,318,295**	**-0.3%**

Our strategy of diversification also includes two syndicated loans, one for US$465 million maturing in April 2020 and a US$200 million AB Loan led by IFC (a 5-year tenor for the A Loan and a 3-year tenor for the B Loan, maturing in December 2020 and December 2018, respectively).


Bonds in CLP & UF (expressed in USD mn)
Spread vs Peers
<5 years
5 - 10 years
> 10 years
8 bp
7 bp
5 bp
5 bp
7 bp
5 bp
4 bp
9 bp
2 bp
6 bp
124
124
41
45
151
83
101
207
106
83
04/04/2017
04/04/2017
08/25/2017
09/25/2017
10/17/2017
02/06/2018
02/21/2018
03/14/2018
04/13/2018
06/05/2018

Itaú CorpBanca

42

Management Discussion & Analysis | Balance Sheet by Currency

Itaú

Balance Sheet by Currency

Assets | September 30, 2018

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	1,030,082	678,757	283,228	-	395,529	351,325
Cash items in process of collection	651,975	651,894	334,850	-	317,044	81
Trading investments	73,853	31,326	31,326	-	-	42,527
Investments under resale agreements	135,785	93,165	93,099	-	66	42,620
Financial derivatives contracts	1,211,062	1,131,437	819,866	73,189	238,382	79,625
Interbank loans, net	301,222	301,189	241,948	-	59,241	33
Loans and accounts receivable from customers, net of loan loss allowances	20,494,553	15,989,350	5,627,996	7,795,570	2,565,784	4,505,203
Available-for-sale investments	2,310,995	1,243,894	672,981	520,521	50,392	1,067,101
Held-to-maturity investments	263,564	170,800	-	-	170,800	92,764
Investments in associates other companies	10,720	6,237	6,237	-	-	4,483
Intangible assets	1,634,247	1,443,528	1,442,152	-	1,376	190,719
Property, plant and equipment	91,384	73,153	72,370	-	783	18,231
Current taxes	144,711	96,280	95,392	-	888	48,431
Deferred taxes	163,110	154,749	137,184	-	17,565	8,361
Other assets	557,678	461,079	251,140	46,951	162,988	96,599
Total Assets	**29,074,941**	**22,526,838**	**10,109,769**	**8,436,231**	**3,980,838**	**6,548,103**

Liabilities | September 30, 2018

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	4,253,654	2,362,554	1,932,423	4,657	425,474	1,891,100
Cash items in process of being cleared	550,068	550,068	272,005	-	278,063	-
Obligations sold under repurchase agreements	601,638	219,157	194,350	-	24,807	382,481
Time deposits and other time liabilities	10,306,185	8,096,699	6,308,304	580,212	1,208,183	2,209,486
Financial derivatives contracts	1,016,278	959,771	682,498	93,962	183,311	56,507
Interbank borrowings	2,168,761	1,459,982	322	5,785	1,453,875	708,779
Issued debt instruments	5,898,884	5,394,557	431,754	4,466,021	496,782	504,327
Other financial liabilities	11,593	11,593	11,583	10	-	-
Current taxes	137	18	18	-	-	119
Deferred taxes	469	437	63	-	374	32
Provisions	212,502	136,709	127,022	-	9,687	75,793
Other liabilities	526,610	480,783	222,216	120,440	138,127	45,827
Total Liabilities	**25,546,779**	**19,672,328**	**10,182,558**	**5,271,087**	**4,218,683**	**5,874,451**
Capital	1,862,826	1,774,914	1,774,914	-	-	87,912
Reserves	1,290,131	663,611	663,611	-	-	626,520
Valuation adjustment	10,244	(24,416)	(24,416)	-	-	34,660
Retained Earnings:	**136,423**					
Retained earnings or prior years	35,909	116,076	116,076	-	-	(80,167)
Income for the period	143,591	136,003	(69,147)	166,859	38,291	7,588
Minus: Provision for mandatory dividend	(43,077)	(39,278)	(39,278)	-	-	(3,799)
Equity attributable to shareholders	3,299,624	2,626,910	2,421,760	166,859	38,291	672,714
Non-controlling interest	228,538	227,600	227,600	-	-	938
Total Equity	**3,528,162**	**2,854,510**	**2,649,360**	166,859	**38,291**	**673,652**
Total Liabilities and Equity	**29,074,941**	**22,526,838**	**12,831,918**	**5,437,946**	**4,256,974**	**6,548,103**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú CorpBanca

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Management Discussion & Analysis | Solvency Ratios

Solvency Ratios

In Ch$ millions, end of period	3Q18	2Q18
Core Capital[1]	**3,299,624**	**3,270,559**
(-) Goodwill	(1,187,448)	(1,188,558)
(+) Subordinated debt	1,026,360	1,028,530
(+) Minority interest	228,538	226,987
= Regulatory Capital (Core Capital + Tier II Capital)	**3,367,074**	**3,337,518**
Risk-Weighted Assets (RWA)	**23,410,299**	**23,343,336**
Ratios (%)		
BIS (Regulatory Capital / Risk-weighted assets)[2]	**14.38%**	**14.30%**
Core Capital Ratio (ex-goodwill)[1]	9.02%	8.92%

Note: (1) Core Capital = Capital Básico according to SBIF BIS I definitions. (2) BIS Ratio= Regulatory capital / RWA, according to SBIF BIS I definitions.

Minimum Capital Requirement

Our minimum capital requirements follow the rules disclosed by the SBIF, which implement the Basel I capital requirements standards in Chile. These requirements are expressed as ratios of available capital —stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital— and the risk-weighted assets, or RWA. Minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca will target a capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

As of June 30, 2018, the last public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 12.87%.

Quarterly Evolution of the Regulatory Capital Ratio

At the end of third quarter of 2018 our Regulatory Capital Ratio reached 14.38%, an increase of 10 basis points when compared to the second quarter of 2018.

The increase in core capital -due to higher net income- was partly offset by the increase in RWA explained by a loan growth in mortgage, consumer and contingent in the period.



12 bp
-1 bp
-4 bp
1 bp
14.30%
14.38%
2Q18
Core Capital (1)
Subordinated Bonds
RWA
Other
3Q18

Itaú CorpBanca 44

Additional Information Management Discussion & Analysis

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Management Discussion & Analysis Our Shares Our Shares Average daily traded volumes 12-month period ended September 30, 2018 (US$ million) Market Capitalization Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange (ITAUCORP). Shares are also traded as American Depositary Receipts (“ADR”) on the New York Stock Exchange (ITCB). Ch$3.5 trillion| US$5.3 billion Sell-side ratings 2 7 2 Sell Buy Hold Source: Bloomberg and sell-side reports. Corporate Structure Chart On October 13, 2018 Itaú Unibanco indirectly acquired 2.08% share capital of Itaú Corpbanca from the Saieh Family. As a result of this acquisition current sha-reholders structure is as follows: Strengths of our structure Itaú Corpbanca is controlled by Itaú Unibanco.   Itaú Unibanco and CorpGroup appoint the majority of the board of directors.  Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and CorpGroup shall vote together as a single block according to Itaú Unibanco recommendation. 1-Includes 3,651,555,020 shares owned by Saga III SpA that are under custody. Professional and experienced management team.  2-Includes 640,844,096 shares owned by Cía. Inmobiliaria y de Inversio-nes Saga SpA that are under custody. Minimun price in the quarter 6.30 13.21 Average daily trading volume LTM (million) 2,645.72 1.60 Fiscal Year paid (Ch$mn) Distributed Share (Ch$) Accounting Diluted Earnings per share in the quarter (Ch$) 0.08 0.11 -0.01 Itaú CorpBanca 47 Performance in the Capital Markets ITAUCORP ITCB Price and Volume(Common shares)(ADR) Ch$US$ Closing Price at 09/28/20186.7714.85 Maximun price in the quarter6.7916.28 Average Price in the quarter6.5814.86 Closing Price at 06/29/20186.3914.85 Closing Price at 09/29/20176.0213.90 Change in 3Q'186.08%0.00% Change in LTM12.45%6.83% Average daily trading volume in 3Q'18 (million)3,441.831.78 Shareholder Base and Ratios3Q182Q183Q17 Number of outstanding shares (million)512,406.8 512,406.8 512,406.8 Recurring Diluted Earnings per share in the quarter (Ch$)0.100.130.01 Recurring Diluted Earnings per ADR in the quarter (US$)0.230.290.01 Accounting Diluted Earnings per ADR in the quarter (US$)0.190.26-0.02 Book value per share in the quarter (Ch$)6.446.386.30 Price* / Earnings (P/E)20.2314.12-195.07 Price*/ Tangible Book Value (P/B)1.051.000.96 * Closing price on the last trading day of each period. Dividends Itaú Corpbanca paid its annual dividend of Ch$0.04484469 / share in Chile on March 27, 2018. The dividend payout ratio was 40% of 2017 Net Income, equivalent to a dividend yield of 0.76%. For purposes of capital requirements, annual dividends are provisioned at 30%. Dividend policy approved by shareholders in March 2017 in the Annual Shareholders Meeting is to distribute a final dividend of 100% of the annual net income net from the necessary reserves to comply with capital ratios defi-ned as "Optimal Regulatory Capital" in the “Shareholders Agreement” whose terms are part of the "Transaction Agreement" executed on January 29, 2014. For purposes of capital requirements, annual dividends are provisioned at 30%. The following table shows dividends per share distributed during the past five years: CompanyCharge toYearNet Income%Dividend per Banco Itaú Chile2014201585,69331%18,447.50 Corpbanca20142015226,26050%0.33238491 Retained CorpbancaEarnings2015239,860100%0.70472815 Itaú Corpbanca201620172,05930%0.001205475 Itaú Corpbanca2017201857,44740%0.044844689 Banco Itaú Chile20152016104,33650%36,387.38 Corpbanca20152016201,77150%0.29640983 Corpbanca20152016201,771UF 124,1050.00939188 Banco Itaú Chile20132014 87,7230%-Corpbanca20132014155,09357%0.25973600

Management Discussion & Analysis | Ratings

Itaú

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two worldwide recognized agencies: Moody´s Investors Service ('Moody's') and Standard & Poor´s Global Ratings ('Standard & Poor's' or 'S&P').

On July 27, 2018, **Moody's** affirmed 'A3/Prime-2' ratings following the downgrade of Chile's sovereign rating to 'A1' from 'Aa3', which reflected the government's lower capacity to provide financial support to the country's banks. Although the government's capacity to provide support has decreased slightly, it remains very strong. Consequently, the bank's long-term ratings continue to benefit from two notches of uplift from its 'baa2' adjusted baseline credit assessment.

Itaú Corpbanca's 'A3' ratings reflect the bank's conservative risk management, and improving business prospects in Chile and Colombia ('Baa2/Negative'), which will support the stabilization of asset quality and profitability following two years of below-peer-average performance. However, our ratings will remain constrained by low capitalization and could face downward pressure if our ongoing retail strategy implementation does not lead to higher profitability and lower dependence on wholesale funding. Following a substantial improvement in its net income/tangible banking assets, we expect Itaú Corpbanca's profitability to benefit from loan growth and lower funding costs, which will boost its already solid 3% net interest margin, despite still-high credit costs. Itaú Corpbanca's funding strategy, however, may take time to materialize.

The Outlook is 'Stable' reflecting our conservative risk management and improving business prospects in Chile and Colombia, which will support the stabilization in asset quality and profitability following two years of below-peer-average performance.

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Stable

On August 22, 2018, **Standard & Poor´s** affirmed our 'BBB+/A-2' ratings and revised our outlook and the outlook of other nine Chilean financial institutions to 'Stable' from 'Negative' following the revised economic risk trend on Chile to 'Stable' from 'Negative' reflecting diminished pressures on economic imbalances. Therefore, the Banking Industry Country Risk Assessment (BICRA) on Chile remained at group '3' and the industry risk trend remains stable.

Our ratings continue to reflect our business scale and market participation in the Chilean financial system. S&P expects our results to gradually improve as our business strategy advances and credit provisioning recedes amid better credit conditions expected for 2018–2018 first quarter results already point in that direction. In addition, the bank had a sound regulatory capital level of 14.3% as of March 2018, above its target capital ratio. S&P forecasts that our risk-adjusted capital (RAC) ratio will average 6.0%-6.5% in the next two years. The ratings also reflect that our funding structure and availability are in line with the average for the industry, which underpin its comfortable liquidity levels. Since the merger, asset and liability management strategy has been to adjust funding costs while looking for a longer tenor maturity and a more diversified funding structure.

The stable outlook reflects S&P expectations that Itau Corpbanca's credit fundamentals will remain stable in the next 24 months with the integration of the merged operations and healthy asset quality. S&P expect the bank's capital metrics to remain at moderate levels and funding and liquidity to be in line with Chilean banking industry average.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Stable

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Standard & Poor's Global Ratings Chile Clasificadora de Riesgo Ltda. ('Standard & Poor's Chile' or 'S&P Chile').

On August 7, 2018, **Feller Rate** affirmed local ratings in 'AA' and revised our Outlook to 'Positive' from 'Stable'. Itaú Corpbanca's ratings reflect a strong business profile, a strong risk profile, an adequate capital and liquidity position and a moderate generation capacity. The 'Positive' outlook reflects the sound trend on generation capacity, with growing results derived from a greater commercial activity and controlled provisions for loan losses. To the extent that the implementation of the strategy, the completion of the merger process and higher levels of activity allow the bank to consolidate profitability -and consistently achieving results in line with the average of the banking industry- with a healthy credit quality, ratings should be upgraded.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Positive

On August 22, 2018, **S&P Chile** affirmed our 'clAA+' long-term issuer credit rating and revised our outlook to 'Stable' from 'Negative' following the revised outlook to 'Stable' from 'Negative' on our international ratings.

Our ratings reflect our business scale and market participation in the Chilean financial system. S&P Chile expects our results to gradually improve as our business strategy advances and credit provisioning recedes amid better credit conditions expected for 2018–2018 first quarter results already point in that direction. In addition, the bank had a sound regulatory capital level of 14.3% as of June 2018, above its target capital ratio. S&P Chile forecasts that our risk-adjusted capital (RAC) ratio will average 6.0%-6.5% in the next two years. The ratings also reflect that our funding structure and availability are in line with the average for the industry, which underpin its comfortable liquidity levels. Since the merger, asset and liability management strategy has been to adjust funding costs while looking for a longer tenor maturity and a more diversified funding structure.

Standard & Poor´s Chile	Rating
Long-term issuer credit rating	clAA+
Senior unsecured bonds	clAA+
Letter of credit	clAA+
Long-term deposits	clAA+
Subordinated bonds	clAA
Short-term deposits	clA-1+
Shares	1ª Clase Nivel 1
Outlook	Stable

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’s management. There are risks and uncertainties that could cause actual results to differ mate-rially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’s manage-ment. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’s Annual Report on Form 20-F for the fiscal year end-ed December 31, 2017, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CFO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl Nicolas Bornozis President. Capital Link New York. USA Phone: (212) 661-7566 nbornozis@capitallink.com Itaú CorpBanca 49